
10012796


ESCALADE® inc.

Annual Report 2009

Dear fellow shareholders,

We faced tremendous challenges as we entered 2009 with a difficult macroeconomic environment and a customer base braced for the uncertainties ahead. We vigorously implemented our strategy of streamlining our operations, tightening control of our inventory, building our brands, and expanding distribution of our products. This plan is working and we have now set the company on a course of increasing sales and profits for the future. We are confident and committed to building on this turnaround and delivering greater long-term shareholder value.

In March 2009, we closed our Reynosa, Mexico facility and consolidated table tennis production into our Rosarito, Mexico operation. We reduced our headcount and overall SG&A spending by over 20%. The officers and directors voluntarily took a 10% reduction in compensation, while salary increases were suspended for all employees. We aggressively focused on cash management, reducing inventory by 30% and generating over $18 million in free cash flow. We negotiated a new $50 million senior credit facility with our bank, JP Morgan Chase, and subsequently reduced our debt to below $28 million by the end of the year. These and other actions resulted in generating $1.6 million of net income for 2009.

We also focused on building our flagship brands and expanding placement of our products. We introduced an entirely new line of bows from *Bear Archery*, including the top-of-the-line *Attack* model, demonstrating our ability to gain strong marketplace acceptance in the premium segment. In our Office Products business, we extended our line of *intimus Pro* shredders with the introduction of the models 20 and 120. We also launched *intimus Crypto*, a broad range of solutions that address the rapidly growing market for the secure de-commissioning of magnetic, optical, and solid state media.

As we enter into 2010, our focus is on execution of our growth strategy. We are accelerating the pace on new product introductions and bringing true innovation to our consumers. We will settle for nothing less than market leadership in every category in which we compete. We are now a lean organization, hungry to grow our top-line revenue and produce increased earnings.

I have never been prouder of Escalade and its people than I am today. We have reshaped the Company to deliver market leadership and profitable growth for the future. Our ultimate goal is to be a top-tier organization with strong brands which deliver outstanding value for our customers and shareholders.

We thank you for your support and interest in our company.



Robert J. Keller
President and Chief Executive Officer

Sporting Goods

ESCALADE SPORTS


Bear
ARCHERY
Hunting and Target Bows


TROPHY RIDGE
Premium Archery Accessories


Goalrilla
Premium Basketball Systems and Accessories


Premium Basketball Systems and Accessories


goaliath
Basketball Systems and Accessories


STIGA
Table Tennis Tables and Accessories


pingpong
the original
Table Tennis Tables and Accessories


woodplay
playsets
Premium Redwood Play Systems


Oasis
playsets
Playset Value Packages to fit All Budgets


Leader in Aerobics Step Products


USW
Vinyl Weight Sets and Workout Benches


MUSCLE SMITH
Filled Weights for Varieties of Uses


Premium Foosball and Air-Powered Hockey Tables for the Home


RHINO
Arcade Quality Game Tables


HARVARD
Soccer and Hockey Tables, Arcade Games and Accessories


MizeraK
Billiard Tables and Accessories


MOSCONI
Premium Hard Wood Billiard Tables and Accessories


Darts, Boards and Accessories

Office Products


martin yale®


martin yale®
Industries
Office, Mailroom and Bindery Equipment– Tabletop Folding Machines, Letter Openers, Labelers, Tabbers, Signers, Decollators, Bursters, Paper Cutters, Joggers, Paper Drills, Bindery Carts, Collators, Thermography Machines and Business Card Slitters.


intimus
Professional Shredders.


Premier
Desktop Office Equipment– Paper Trimmers, Desktop Folding Machines, Letter Openers, Moisteners and Stamp Affixers.


MASTER
Office Accessories– Paper Punches, Catalog Racks.


Mead-Hatcher
Keyboard Drawers, Computer Stands, Footrests, Media Racks and Posting Trays.


PAPER MONSTER
Consumer Shredders.

Corporate Offices:
817 Maxwell Avenue
Evansville, Indiana 47711

812-467-4449


ESCALADE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 26, 2009
Or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission File Number 0-6966

ESCALADE, INCORPORATED
(Exact name of registrant as specified in its charter)

Indiana (State of incorporation)	13-2739290 (I.R.S. EIN)
817 Maxwell Ave, Evansville, Indiana (Address of Principal Executive Office)	47711 (Zip Code)

812-467-4449
(Registrant's Telephone Number)

Securities registered pursuant to Section 12(b) of the Act

Common Stock, No Par Value (Title of Class)	The NASDAQ Stock Market LLC (Name of Exchange on Which Registered)

Securities registered pursuant to section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities
Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See the definitions of "Large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Accelerated filer [ ]

Non-accelerated filer [ ] (do not check if a smaller reporting company) Smaller reporting company [X]

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12 b-2 of the Exchange Act).
Yes [ ] No [X]

Aggregate market value of common stock held by nonaffiliates of the registrant as of July 11, 2009 based on the closing sale price as reported on the NASDAQ Global Market: $8,091,686

The number of shares of Registrant's common stock (no par value) outstanding as of February 11, 2010: 12,682,759

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's Proxy Statement relating to its annual meeting of stockholders scheduled to be held on April 30, 2010 are incorporated by reference into Part III of this Report.

ESCALADE, INCORPORATED AND SUBSIDIARIES

Table of Contents

Part I

ITEM 1—BUSINESS

General

Escalade, Incorporated ("Escalade" or "Company") operates in two business segments: sporting goods and office products. Escalade and its predecessors have more than 80 years of manufacturing and selling experience in these two industries.

The following table presents the percentages contributed to Escalade's net sales by each of its business segments:

	2009	2008	2007
Sporting goods	66%	66%	70%
Office products	34%	34%	30%
Total net sales	100%	100%	100%

For additional segment information, see Note 14 – Operating Segment and Geographic Information in the consolidated financial statements.

Sporting Goods

Headquartered in Evansville, Indiana, Escalade Sports manufactures and distributes widely recognized brands in family game room and outdoor sporting goods products through traditional department stores, mass merchandise retailers, and sporting goods specific retailers. Escalade is the world's largest producer of table tennis tables. Some of the Company's most recognized brands include:

Product Segment	Brand Names
Table Tennis	Ping-Pong®, STIGA®
Pool Tables and Accessories	Mizerak® , Mosconi®
Basketball Backboards and Goals	Goalrilla™, Goaliath®, Silverback®
Game Tables (Hockey and Soccer)	Harvard Game®, RhinoPlay®, Atomic®
Archery	Trophy Ridge®, Bear Archery®
Fitness	The STEP®, USWeight™
Play Systems	Woodplay®, Oasis™

Sears historically was one of Escalade Sports largest customers and accounted for 18% of total consolidated revenues in 2007. In 2008, the Company was unable to negotiate satisfactory terms for continued sales of table tennis and billiard tables. Sales to Sears in 2008, declined to 6% of total consolidated revenues. In 2009, the Company has one customer in the Sporting Goods group, Dick's Sporting Goods, which accounted for 14.7% of total consolidated revenues.

Escalade Sports manufactures in the U.S.A. and Mexico and imports product from China, where the Company employs a number of contract manufacturers.

Certain products produced by Escalade Sports are subject to regulation by the Consumer Product Safety Commission. The Company believes it is in full compliance with all applicable regulations.

Office Products

Operating as Martin Yale, the office products business has a worldwide presence with manufacturing facilities in North America and Europe. Besides the sales offices located at each manufacturing plant, Martin Yale has sales offices in the United Kingdom, France, Spain, China, Italy, South Africa and Sweden.

Martin Yale products include: data shredders, paper trimmers, paper folding machines, paper drills, collators, bursting machines, letter openers, and other office related products. Martin Yale brands include Martin Yale®, Premier®, Master®, Master View®, Mead Hatcher™, Intimus®, and Paper Monster®.

Martin Yale products are sold throughout office products retailers, wholesalers and catalog distributors. No single Martin Yale customer accounted for more than 10% of Office Product sales during 2009.

Marketing and Product Development

In both the sporting goods and office product business segments, Escalade has rigorously developed strategic plans to enhance and promote product branding. The Company constantly evaluates the quality-to-price paradigm of its customers, and then designs and redesigns its products to achieve the best fit. Marketing efforts are then initiated through its retail partners in the form of advertising and other promotion allowances. In general, the Company does not directly advertise to end-users.

In order to meet customer needs, each operating segment conducts its own independent research and development efforts to design new products and enhance already existing products. On a consolidated basis, the Company incurred research and development costs of approximately $2.0 million, $2.3 million and $2.3 million in 2009, 2008 and 2007, respectively.

Competition

Escalade is subject to competition with various manufacturers in each product line produced or sold by Escalade. The Company is not aware of any other single company that is engaged in both the same industries as Escalade or that produces the same range of products as Escalade within such industries. Nonetheless, competition exists for many Escalade products within both the sporting goods and office product industries. Some competitors are larger and have substantially greater resources than the Company. Escalade believes that its long-term success depends on its ability to strengthen its relationship with existing customers, attract new customers and develop new products that satisfy the quality and price requirements of sporting goods and office product customers.

Licenses, Trademarks and Brand Names

The Company has an agreement and contract with Sweden Table Tennis AB for the exclusive right and license to distribute and produce table tennis equipment under the brand name STIGA® for the United States and Canada. The company also owns several registered trademarks and brand names including but not limited to Ping-Pong®, Bear Archery®, Goalrilla™, The Step®, and Wood Play® which are used in the Sporting Goods business segment and Premier® and Intimus® which are used in the Office Products business segment.

Backlog and Seasonality

Sales are based primarily on standard purchase orders and in most cases orders are shipped within the same month received. Unshipped orders at the end of the fiscal year (backlog), were not material, and therefore not an indicator of future results. Consumer demand for sporting goods has typically been seasonal and driven by holiday season demand; however, increased diversity in product categories, such as playground and basketball, has helped the Company achieve more evenly distributed revenues. In 2009, 2008 and 2007, approximately 49%, 52% and 58%, respectively, of sporting goods sales came in the second half of the year. Demand for Office Products has not been seasonal and is not expected to be so in the future.

Employees

The number of employees at December 26, 2009 and December 27, 2008 for each business segment were as follows:

	2009	2008
Sporting Goods		
USA	259	277
Mexico	104	206
Asia	8	8
	371	491
Office Products		
USA	93	106
Europe	128	134
Asia	8	8
	229	248
Total	600	739

The I.U.E./C.W.A. (United Electrical Communication Workers of America, AFL-CIO) represents hourly rated employees at the Escalade Sports' Evansville, Indiana distribution center. There are approximately 15 covered employees at December 26, 2009. A 3-year labor contract was negotiated and renewed in April 2009; the new agreement expires on April 30, 2012. Management believes it has satisfactory relations with its employees.

Sources of Supplies

Raw materials for Escalade's various product lines consist of wood, steel, plastics, fiberglass and packaging. Escalade relies upon suppliers in various countries and upon various third party Asian manufacturers for certain of its game tables and non-security paper shredders. The Company believes that these sources will continue to provide adequate supplies as needed and that all other materials needed for the Company's various operations are available in adequate quantities from a variety of domestic and foreign sources.

SEC Reports

The Company's internet site (www.escaladeinc.com) makes available free of charge to all interested parties the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and all amendments to those reports, as well as all other reports and schedules filed electronically with the Securities and Exchange Commission (the "Commission"), as soon as reasonably practicable after such material is electronically filed with or furnished to the Commission. Interested parties may also find reports, proxy and information statements and other information on issuers that file electronically with the Commission at the Commission's internet site (http://www.sec.gov).

ITEM 1A—RISK FACTORS

Sales declined in 2009 and could continue to decline in 2010.

Overall sales in both sporting goods and office products declined in 2009 due mainly to consumer uncertainty generated by the poor economy in the United States and globally. Sales may further decline in 2010. Recovering or replacing these declining or lost sales will be a significant challenge. The Company cannot provide any assurance that it will be able to recover or replace all or any portion of these declining or lost sales.

Sales to Escalade Sports' largest customer declined significantly in 2008 and in 2009 and sales to this customer continue to be reduced.

Sears historically was one of Escalade Sports largest customers and accounted for 18% of total consolidated revenues in 2007. In 2008, sales to Sears accounted for 6% of total consolidated revenues, representing a decline of 12% from prior year. Although Escalade Sports had been a preferred supplier of sporting goods products to Sears for more than 30 years and had won numerous awards from Sears for delivering outstanding products and services, the Company never had a long-term supplier contract with Sears. In 2008, Escalade Sports was unable to negotiate satisfactory terms for continued sales of table tennis and billiard tables, which products represented approximately 50% of total sales to Sears in 2007. The Company stopped supplying those products to Sears in the second half of 2008 and did not supply those products to Sears in 2009. Although the Company has achieved placement with other large mass-retail customers that will partially offset this lost business, it cannot provide any assurance that the Company will be able to recover or replace all of these declining or lost sales to Sears.

If the Company would lose significant customers in the future, the Company may have difficulty in replacing such lost revenues.

The Company has several large customers and historically has derived substantial revenues from those customers. The Company needs to continue to expand its customer base to minimize the effects of the loss of any single customer in the future. If sales to one or more significant customers would be lost or materially reduced, there can be no assurance that the Company will be able to replace such revenues, which losses could have a material adverse effect on the Company's business, financial condition, and results of operations.

Markets are highly competitive and the Company may not continue to compete successfully.

The market for sporting goods and office products is highly fragmented and intensely competitive. Escalade competes with a variety of regional, national and international manufacturers for customers, employees, products, services and other important aspects of the business. In sporting goods, the Company has historically sold a large percentage of our sporting goods products to mass merchandisers, and has increasingly attempted to expand sales to specialty retailer and dealer markets. Similarly, the Company has traditionally sold office products to office products retailers and specialty machine dealers. In addition to competition for sales into those distribution channels, vendors also must compete in sporting goods with large format sporting goods stores, traditional sporting goods stores and chains, warehouse clubs, discount stores and department stores, and in office products with office supply superstores, computer and electronics superstores, contract stationers, and others. Some of the current and potential competitors are larger than Escalade and have substantially greater financial resources that may be devoted to sourcing, promoting and selling their products, and may discount prices more heavily than the Company can afford.

If the Company is unable to predict or react to changes in consumer demand, it may lose customers and sales may decline.

Success depends in part on the ability to anticipate and respond in a timely manner to changing consumer demand and preferences regarding sporting goods and office products. Products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. The Company often makes commitments to manufacture products months in advance of the proposed delivery to customers. If Escalade misjudges the market for products, sales may decline significantly. The Company may have to take significant inventory markdowns on unpopular products that are overproduced and/or miss opportunities for other products that may rise in popularity, both of which could have a negative impact on profitability. A major shift in consumer demand away from sporting goods or office products could also have a material adverse effect on business, results of operations and financial condition.

Quarterly operating results are subject to fluctuation.

Operating results have fluctuated from quarter to quarter in the past, and the Company expects that they will continue to do so in the future. Earnings may not recover to historical levels and may fall short of either a prior fiscal period or market expectations. Factors that could cause these quarterly fluctuations include the following: international, national and local general economic and market conditions; the size and growth of the overall sporting goods and office products markets; intense competition among manufacturers, marketers, distributors and sellers of products; demographic changes; changes in consumer preferences; popularity of particular designs, categories of products and sports; seasonal demand for products; the size, timing and mix of purchases of products; fluctuations and difficulty in forecasting operating results; ability to sustain, manage or forecast growth and inventories; new product development and introduction; ability to secure and protect trademarks, patents and other intellectual property; performance and reliability of products; customer service; the loss of significant customers or suppliers; dependence on distributors; business disruptions; increased costs of freight and transportation to meet delivery deadlines; changes in business strategy or development plans; general risks associated with doing business outside the United States, including, without limitation: exchange rates, import duties, tariffs, quotas and political and economic instability; changes in government regulations; any liability and other claims asserted against the Company; ability to attract and retain qualified personnel; and other factors referenced or incorporated by reference in this Form 10-K and any other filings with the Securities and Exchange Commission.

The Company's Senior Secured Revolving Credit Facility matures May 31, 2010 and the Company may be unable to renew or replace this financing.

The Company has significantly reduced the carrying value of its Credit Facilities from $46.5 million as of year-end 2008 to $27.6 million as of year-end 2009 and is and has been in compliance with all debt covenants under its Senior Secured Revolving Credit Facility which was signed April 2009. The Company has begun preliminary discussions regarding renewal of its Senior Secured Revolving Credit Facility and anticipates finalizing a renewal or replacement credit agreement by May 31, 2010, although there can be no assurances that such agreement will be entered into or, if completed, that it will be executed by the loan maturity date.

Operating results may be impacted by changes in the economy that impact business and consumer spending.

In general, sales depend on discretionary spending by consumers. A deterioration of current economic conditions such as that experienced in both the United States and the global economy in 2008 and 2009 adversely impacted sales in 2009 and a continuing economic downturn could result in further declines in revenues and impair growth in 2010. Severely negative economic conditions could greatly impair the ability and willingness of consumers to buy products. Operating results are directly impacted by the health of the North American, European and Asian economies. Business and financial performance may be adversely affected by current and future economic conditions, including unemployment levels, energy costs, interest rates, recession, inflation, the impact of natural disasters and terrorist activities, and other matters that influence business and consumer spending.

If the national and global financial crisis intensifies, potential disruptions in the credit markets may adversely affect business, including the availability and cost of short-term funds for liquidity requirements and ability to meet long-term commitments, which could adversely affect results of operations, cash flows and financial condition.

If internal funds are not available from operations we may be required to rely on the banking credit and equity markets to meet financial commitments and short-term liquidity needs. Even if the Company is able to successfully renew the credit facility as discussed above, disruptions in the capital and credit markets, as experienced during 2008 and 2009, could adversely affect its ability to borrow pursuant to the Credit Agreement with Chase or to borrow from other financial institutions. Access to funds under the Credit Agreement or pursuant to arrangements with other financial institutions is dependent on Chase's or other financial institutions' ability to meet funding commitments. Financial institutions, including Chase, may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience high volumes of borrowing requests from other borrowers within a short period of time.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives or failures of significant financial institutions could adversely affect access to the liquidity needed for business. Any disruption could require the Company to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring capital expenditures and reducing or eliminating future share repurchases, dividend payments or other discretionary uses of cash.

Current financial conditions in the United States and globally may have significant effects on customers and suppliers that would result in material adverse effects on business, operating results and stock price.

Current financial conditions in the United States and globally and the concern that the worldwide economy may enter into a prolonged recessionary period may materially adversely affect customers' access to capital or willingness to spend capital on products and/or their levels of cash liquidity with which to pay for products that they will order or have already ordered from the Company. In addition, current financial conditions may materially adversely affect suppliers' access to capital and liquidity with which to maintain their inventories, production levels and/or product quality, could cause them to raise prices, lower production levels or result in their ceasing operations. Continuing adverse economic conditions in our markets would also likely negatively impact business, which could result in: (1) reduced demand for products; (2) increased price competition for products; (3) increased risk of excess or obsolete inventories; (4) increased risk of collectability of cash from customers; (5) increased risk in potential reserves for doubtful accounts and write-offs of accounts receivable; (6) reduced revenues and (7) higher operating costs as a percentage of revenues.

All of the foregoing potential consequences of current financial conditions are difficult to forecast and mitigate. As a consequence, operating results for a particular period are difficult to predict, and, therefore, prior results are not necessarily indicative of future results to be expected in future periods. Any of the foregoing effects could have a material adverse effect on business, results of operations and financial condition and could adversely affect stock price.

Negative economic conditions could prevent us from accurately forecasting demand for our products which could adversely affect our operating results or market share.

The current negative economic conditions and market instability in the United States and globally makes it increasingly difficult for the Company, customers and suppliers to accurately forecast future product demand trends, which could cause the Company to produce excess products that can increase inventory carrying costs and result in obsolete inventory. Alternatively, this forecasting difficulty could cause a shortage of products, or materials used in products, that could result in an inability to satisfy demand for products and a loss of market share.

The Company may pursue strategic acquisitions, which could have an adverse impact on our business.

The Company has grown in part over the years, through acquisitions of complementary companies or businesses, which have been part of the strategic plan and may continue to pursue acquisitions in the future from time to time. Acquisitions may result in difficulties in assimilating acquired companies, and may result in the diversion of capital and management's attention from other business issues and opportunities. The Company may not be able to successfully integrate operations that it acquires, including their personnel, financial systems, distribution, and operating procedures. If the Company fails to successfully integrate acquisitions, business could suffer. In addition, the integration of any acquired business, and their financial results, may adversely affect operating results. Escalade will consider acquisitions in the future, but we currently do not have any agreements with respect to any such acquisitions.

Growth may strain resources, which could adversely affect business and financial performance.

Both the sporting goods and office products businesses have grown over the past several years through strategic acquisitions. Growth places additional demands on management and operational systems. If the Company is not successful in continuing to support operational and financial systems, expanding the management team and increasing and effectively managing customers and suppliers, growth may result in operational inefficiencies and ineffective management of the business, which could adversely affect the business and financial performance.

Ability to expand business will be dependent upon the availability of adequate capital.

The rate of expansion will also depend on the availability of adequate capital, which in turn will depend in large part on cash flow generated by the business and the availability of equity and debt capital. Escalade can make no assurances that it will be able to obtain equity or debt capital on acceptable terms or at all, especially considering the current disruptions in the credit markets.

Failure to improve operational efficiency and reduce administrative costs could have a material adverse effect on liquidity, financial position and results of operations.

The Company's ability to improve profit margins is largely dependent on the success of on-going initiatives to streamline infrastructure, improve operational efficiency and reduction of administrative costs at every level of the Company. Failure to continue to implement these initiatives successfully, or the failure of such initiatives to result in improved profitability, could have a material adverse effect on liquidity, financial position and results of operations.

Business may be adversely affected by the actions of and risks associated with third-party suppliers.

The raw materials that the Company purchases for manufacturing operations and many of the products that it sells are sourced from a wide variety of third-party suppliers. The Company cannot control the supply, design, function or cost of many of the products that are offered for sale and are dependent on the availability and pricing of key materials and products. Disruptions in the availability of raw materials used in production of these products may adversely affect sales and result in customer dissatisfaction. In addition, global sourcing of many of the products sold is an important factor in our financial performance. The ability to find qualified suppliers and to access products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced outside the United States. Political instability, the financial instability of suppliers, merchandise quality issues, trade restrictions, tariffs, currency exchange rates, transport capacity and costs, inflation and other factors relating to foreign trade are beyond the Company's control.

Historically, instability in the political and economic environments of the countries in which the Company or its suppliers obtain products and raw materials has not had a material adverse effect on operations. However, the Company cannot predict the effect that future changes in economic or political conditions in such foreign countries may have on operations. In the event of disruptions or delays in supply due to economic or political conditions in foreign countries, such disruptions or delays could adversely affect results of operations unless and until alternative supply arrangements could be made. In addition, products and materials purchased from alternative sources may be of lesser quality or more expensive than the products and materials currently purchased abroad.

Deterioration in relationships with suppliers or in the financial condition of suppliers could adversely affect liquidity, financial position and results of operations.

Access to materials, parts and supplies is dependent upon close relationships with suppliers and the ability to purchase products from the principal suppliers on competitive terms. The Company does not enter into long-term supply contracts with these suppliers, and has no current plans to do so in the future. These suppliers are not required to sell to the Company and are free to change the prices and other terms. Any deterioration or change in the relationships with, or in the financial condition of our significant suppliers, could have an adverse impact on the ability to procure materials and parts necessary to produce products for sale and distribution. If any of the significant suppliers terminated or significantly curtailed its relationship with the Company or ceased operations, the Company would be forced to expand relationships with other suppliers, seek out new relationships with new suppliers or risk a loss in market share due to diminished product offerings and availability. Any change in one or more of these suppliers' willingness or ability to continue to supply the Company with their products could have an adverse impact on liquidity, financial position and results of operations.

Escalade may be subject to product liability claims and the Company's insurance may not be sufficient to cover damages related to those claims.

The Company may be subject to lawsuits resulting from injuries associated with the use of sporting goods equipment and office products that it sells. The Company may incur losses relating to these claims or the defense of these claims. There is a risk that claims or liabilities will exceed our insurance coverage. In addition, the Company may be unable to retain adequate liability insurance in the future. In addition, the Company is subject to regulation by the Consumer Product Safety Commission and similar state regulatory agencies. If the Company fails to comply with government and industry safety standards, it may be subject to claims, lawsuits, fines and adverse publicity that could have a material adverse effect on our business, results of operations and financial condition.

Intellectual property rights are valuable, and any inability to protect them could reduce the value of products.

The Company obtains patents, trademarks and copyrights for intellectual property, which represent important assets to the Company. If the Company fails to adequately protect intellectual property through patents, trademarks and copyrights, our intellectual property rights may be misappropriated by others, invalidated or challenged, and our competitors could duplicate the Company's products or may otherwise limit any competitive design or manufacturing advantages. The Company believes that success is likely to depend upon continued innovation, technical expertise, marketing skills and customer support and services rather than on legal protection of intellectual property rights. However, the Company intends to aggressively assert its intellectual property rights when necessary.

The Company is subject to risks associated with laws and regulations related to health, safety and environmental protection.

Products, and the production and distribution of products, are subject to a variety of laws and regulations relating to health, safety and environmental protection. Laws and regulations relating to health, safety and environmental protection have been passed in several jurisdictions in which the Company operates in the United States and abroad. Although the Company does not anticipate any material adverse effects based on the nature of operations and the thrust of such laws, there is no assurance such existing laws or future laws will not have a material adverse effect on business, results of operations and financial condition.

International operations expose the Company to the unique risks inherent in foreign operations.

The Company has operations in Mexico, Europe and Asia.. Foreign operations encounter risks similar to those faced by U.S. operations, as well as risks inherent in foreign operations, such as local customs and regulatory constraints, control over product quality and content, foreign trade policies, competitive conditions, foreign currency fluctuations and unstable political and economic conditions. The 2003 acquisition of Schleicher & Company, International AG in Germany and the Company's business relationships in Asia have increased our exposure to these foreign operating risks, which could have an adverse impact on international income and worldwide profitability.

The Company could be adversely affected by changes in currency exchange rates and/or the value of the United States dollar.

The Company is exposed to risks related to the effects of changes in foreign currency exchange rates and the value of the United States dollar. Changes in currency exchange rates and the value of the United States dollar can have a significant impact on earnings from international operations. While the Company carefully watches fluctuations in currency exchange rates, these types of changes can have material adverse effects on business, results of operations and financial condition.

Failure to improve and maintain the quality of internal controls over financial reporting could materially and adversely affect the ability to provide timely and accurate financial information, which could harm the Company's reputation and share price.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Management cannot be certain that weaknesses and deficiencies in internal controls will not arise or be identified or that the Company will be able to correct and maintain adequate controls over financial processes and reporting in the future. Any failure to maintain adequate controls or to adequately implement required new or improved controls could harm operating results or cause failure to meet reporting obligations in a timely and accurate manner. Ineffective internal controls over financial reporting could also cause investors to lose confidence in reported financial information, which could adversely affect the trading price of the Company's common stock.

Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. However, management, including the Chief Executive Officer and Chief Financial Officer, does not expect that disclosure controls and procedures will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Failure to effectively implement the global integrated information system ("SURGE") could cause incorrect information or delays in getting information which could adversely affect the performance of the Company.

The Company began an integrated information systems evaluation process in the fourth quarter of 2007 which resulted in the selection of Oracle as its vendor. In 2008, the Company spent $6.6 million establishing the foundation and network for a system wide-roll out. The project experienced some delays and the system went live in the North American Office Products and one business entity within Sporting Goods in the beginning of 2009. In 2009, the Company has spent additional $0.8 million dollars. The Company is currently re-evaluating the global integrated information system to compare costs to fully implement and maintain this system with purchase and implementation costs and on-going maintenance fees of other integrated information systems. Should the Company decide to abandon the Oracle system, the remaining book value of the Oracle system of approximately $5.9 million ($3.9 million, net of tax) would be expensed over the estimated remaining economic life of the system. A decision regarding full implementation options has not been made. There can be no assurance the Company will have the necessary funds (estimated to be in excess of $2.0 million) or the staff to fully avail itself of the control features inherent in the system design. Without such utility, the Company management is faced with cumbersome and time consuming efforts to manually consolidate its financial information. Such inefficiencies and delays could cause sales and profit to decline and/or could affect relationships with key customers and/or suppliers.

The preparation of financial statements requires the use of estimates that may vary from actual results.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States and the other countries in which the Company does business requires management to make significant estimates that may affect financial statements. Due to the inherent nature of making estimates, actual results may vary substantially from such estimates, which could materially adversely affect our business, financial condition, and results of operations. For more information on our critical accounting estimates, please see the Critical Accounting Estimates section on page 23 of this Form 10-K.

Changes in accounting standards could impact reported earnings and financial condition.

The accounting standard setters, including the Financial Accounting Standards Board, the International Accounting Standards Board, the Securities & Exchange Commission and the Public Company Accounting Oversight Board, periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can be hard to predict and apply and can materially affect how the Company records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retrospectively, which may result in the restatement of prior period financial statements.

Effective tax rate may fluctuate.

We are a multi-national, multi-channel provider of sporting goods and office products. As a result, the Company's effective tax rate is derived from a combination of applicable tax rates in the various countries, states and other jurisdictions in which the Company operates. The effective tax rate may be lower or higher than our tax rates have been in the past due to numerous factors, including the sources of income, any agreement with taxing authorities in various jurisdictions, the tax filing positions taken in various jurisdictions and changes in the political environment in the jurisdictions in which the Company operates. We base estimates of an effective tax rate at any given point in time upon a calculated mix of the tax rates applicable to the Company and to estimates of the amount of business likely to be done in any given jurisdiction. The loss of one or more agreements with taxing jurisdictions, a change in the mix of business from year to year and from country to country, changes in rules related to accounting for income taxes, changes in tax laws and any of the multiple jurisdictions in which the Company operates, or adverse outcomes from tax audits that the Company may be subject to in any of the jurisdictions in which the Company operates, could result in an unfavorable change in the effective tax rate which could have an adverse effect on business and results of our operations.

The market price of our common stock is likely to be highly volatile as the stock market in general can be highly volatile.

The public trading of our common stock is based on many factors, which could cause fluctuation in the Company's stock price. These factors may include, among other things:

- General economic and market conditions;
- Actual or anticipated variations in quarterly operating results;
- Lack of research coverage by securities analysts;
- If securities analysts provide coverage, our inability to meet or exceed securities analysts' estimates or expectations;
- Conditions or trends in our industries;
- Changes in the market valuations of other companies in our industries;
- Announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives;
- Capital commitments;
- Additional or departures of key personnel;
- Sales and repurchases of our common stock; and
- The ability to maintain listing of the Company's common stock on the NASDAQ Global Market.

Many of these factors are beyond the Company's control. These factors may cause the market price of the Company's common stock to decline, regardless of operating performance.

Information security may be compromised.

Through sales and marketing activities, the Company collects and stores certain information that customers provide to purchase products or services or otherwise communicate and interact with the Company. Despite instituted safeguards for the protection of such information, we cannot be certain that all of the systems are entirely free from vulnerability to attack. Computer hackers may attempt to penetrate the network security and, if successful, misappropriate confidential customer or business information. In addition, an employee, a contractor or other third party with whom we do business may attempt to circumvent the Company's security measures in order to obtain such information or inadvertently cause a breach involving such information. Loss of customer or business information could disrupt operations, damage the Company's reputation, and expose the Company to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Terrorist attacks or acts of war may seriously harm business.

Among the chief uncertainties facing the nation and the world and, as a result, the business, is the instability and conflict in the Middle East. Obviously, no one can predict with certainty what the overall economic impact will be as a result of these circumstances. Terrorist attacks may cause damage or disruption to the Company, employees, facilities and customers, which could significantly impact net sales, costs and expenses and financial condition. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war and hostility may cause greater uncertainty and cause business to suffer in ways the Company currently cannot predict.

These risks are not exhaustive.

Other sections of this Form 10-K may include additional factors which could adversely impact business and financial performance. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Company assess the impact of all factors on business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

ITEM 1B—UNRESOLVED STAFF COMMENTS

None.

ITEM 2—PROPERTIES

At December 26, 2009, the Company operated from the following locations:

Location	Square Footage	Owned or Leased	Use
Sporting Goods			
Evansville, Indiana, USA	359,000	Owned	Distribution; sales and marketing; administration
Olney, Illinois, USA	108,500	Leased	Manufacturing and distribution
Gainesville, Florida, USA	154,200	Owned	Manufacturing and distribution
Rosarito, Mexico	66,500	Owned	Manufacturing and distribution
Rosarito, Mexico	108,200	Leased	Manufacturing
Reynosa, Mexico	126,800	Owned	Idle
Raleigh, N. Carolina, USA	69,800	Leased	Manufacturing and distribution
Jacksonville, Florida, USA	18,000	Leased	Sales and marketing
Shanghai, China	650	Leased	Sales and sourcing
Office Products			
Wabash, Indiana, USA	141,000	Owned	Manufacturing and distribution; sales and marketing; administration
Sanford, N. Carolina, USA	2,100	Leased	Sales and marketing
Markdorf, Germany	70,300	Owned	Manufacturing and distribution; sales and marketing; administration
Paris, France	1,335	Leased	Distribution; sales and marketing
Crawley, UK	8,300	Leased	Sales and marketing
Barcelona, Spain	8,600	Leased	Distribution; sales and marketing
Johannesburg, South Africa	4,800	Leased	Distribution; sales and marketing
Sollentuna, Sweden	1,400	Leased	Sales office
Beijing, China	1,400	Leased	Sales office

At the end of 2009, the Company has one idle facility. The Company completed the consolidation of the Mexican production facilities into the Rosarito, Mexico location in February 2009. The Reynosa facility is on the market to be sold; however, it has been classified as held for use in the Company's financial statements. The Company believes that its facilities are in satisfactory and suitable condition for their respective operations. The Company also believes that it is in compliance with all applicable environmental regulations and is not subject to any proceeding by any federal, state or local authorities regarding such matters. The Company provides regular maintenance and service on its plants and machinery as required.

ITEM 3—LEGAL PROCEEDINGS

The Company is involved in litigation arising in the normal course of its business, but the Company does not believe that the disposition or ultimate resolution of such claims or lawsuits will have a material adverse affect on the business or financial condition of the Company.

The Company is not aware of any probable or levied penalties against the Company relating to the American Jobs Creation Act.

ITEM 4—[RESERVED]

Part II

ITEM 5—MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER REPURCHASES OF SECURITIES

The Company's common stock is traded under the symbol "ESCA" on the NASDAQ Global Market. The following table sets forth, for the calendar periods indicated, the high and low sales prices of the Common Stock as reported by the NASDAQ Global Market:

Prices	High	Low
2009		
Fourth quarter ended December 26, 2009	$3.07	$1.96
Third quarter ended October 3, 2009	3.44	0.72
Second quarter ended July 11, 2009	1.48	0.43
First quarter ended March 21, 2009	1.15	0.30
2008		
Fourth quarter ended December 27, 2008	$2.54	$0.48
Third quarter ended October 4, 2008	5.40	2.51
Second quarter ended July 12, 2008	9.14	4.80
First quarter ended March 22, 2008	9.39	8.00
2007		
Fourth quarter ended December 29, 2007	$ 9.90	$8.78
Third quarter ended October 6, 2007	9.95	8.06
Second quarter ended July 14, 2007	10.01	8.85
First quarter ended March 24, 2007	10.78	8.98

The closing market price on February 11, 2010 was $2.70 per share.

Depending on profitability and cash flows from operations, the Board of Directors issues annual dividends. Based on the Company's 2008 and 2009 performance, the Board did not declare a dividend in 2009 and does not expect to declare a dividend in 2010. Dividends issued/declared during 2008 and 2007 are as follows:

Record Date	Payment Date	Amount per Common Share
March 9, 2007	March 16, 2007	$0.22
March 14, 2008	March 21, 2008	$0.25

There were approximately 198 holders of record of the Company's Common Stock at February 11, 2010. The approximate number of stockholders, including those held by depository companies for certain beneficial owners, was 937.

SHAREHOLDER RETURN PERFORMANCE GRAPH

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on the Company's common stock with that of the cumulative total return on the NASDAQ US Stock Market Index and the NASDAQ Non-Financial Stocks Index for the five year period ended December 26, 2009. The following information is based on an investment of $100, on January 1, 2004, in the Company's common stock, the NASDAQ US Stock Market Index and the NASDAQ Non-Financial Stocks Index, with dividends reinvested.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN



140
120
100
80
60
40
20
0
Value USD
Escalade
Nasdaq U. S.
Nasdaq Non-Financial
2004
2005
2006
2007
2008
2009

	2004	2005	2006	2007	2008	2009
Escalade Common Stock	100	89	83	72	6	20
NASDAQ US Stock Index	100	102	112	122	59	84
NASDAQ Non-Financial Stock Index	100	102	112	127	58	88

The above performance graph does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates the performance graph by reference therein.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Shares purchases prior to 10/03/2009 under the current repurchase program.	982,916	$8.84	982,916	$ 2,273,939
Fourth quarter purchases:				
10/04/2009 – 10/31/2009	None	None	None	No Change
11/01/2009 – 11/28/2009	None	None	None	No Change
11/29/2009 – 12/26/2009	None	None	None	No Change
Total share purchases under the current program	982,916	$8.84	982,916	$2,273,939

The Company has one stock repurchase program which was established in February 2003 by the Board of Directors and which initially authorized management to expend up to $3,000,000 to repurchase shares on the open market as well as in private negotiated transactions. In each of February 2005 and 2006, August 2007 and February 2008 the Board of Directors increased the remaining balance on this plan to its original level of $3,000,000. The repurchase plan has no termination date and there have been no share repurchases that were not part of a publicly announced program.

ITEM 6—SELECTED FINANCIAL DATA
(In thousands, except per share data)

At and For Years Ended	**December 26, 2009**	December 27, 2008	December 29, 2007	December 30, 2006	December 31, 2005
Income Statement Data					
Net sales					
Sporting goods	$76,807	$98,039	$129,788	$136,733	$120,996
Office products	39,192	50,647	55,788	54,732	62,319
Total net sales	115,999	148,686	185,576	191,465	183,315
Net income (loss)	1,657	(7,496)	9,255	8,495	12,916
Weighted-average shares	12,632	12,684	12,901	13,012	13,055
Per Share Data					
Basic earnings (loss) per share	$0.13	$(0.59)	$0.72	$0.65	$0.99
Cash dividends	$ --	$ 0.25	$0.22	$0.20	$0.15
Balance Sheet Data					
Working capital	9,688	4,842	31,442	33,125	42,350
Total assets	127,238	147,701	152,016	150,715	124,860
Short-term bank debt	27,644	46,525	13,033	10,336	1,066
Long-term bank debt	--	--	19,135	22,609	18,487
Total stockholders' equity	82,764	78,790	91,742	85,715	76,623

Fiscal year 2009 was positively impacted by significant cost reductions and consolidation of certain manufacturing and distributions facilities.

Fiscal year 2008 was negatively impacted by loss of sales to Sears, a major sporting goods retailer, impairment of certain long-lived assets and a general economic downturn.

Fiscal year 2007 was positively impacted by the sale of rights to license potential future intellectual property.

Fiscal year 2006 was adversely impacted by the completion of a plan to rationalize certain products in the Office Products business.

Fiscal year 2005 the rationalization of certain products lowered sales in the Office Products business.

ITEM 7—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following section should be read in conjunction with Item 1: Business; Item 1A: Risk Factors; Item 6: Selected Financial Data; and Item 8: Financial Statements and Supplementary Data.

Forward-Looking Statements

This report contains forward-looking statements relating to present or future trends or factors that are subject to risks and uncertainties. These risks include, but are not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, the continuation and development of key customer and supplier relationships, Escalade's ability to control costs, general economic conditions, fluctuation in operating results, changes in the securities market, Escalade's ability to obtain financing and to maintain compliance with the terms of such financing and other risks detailed from time to time in Escalade's filings with the Securities and Exchange Commission. Escalade's future financial performance could differ materially from the expectations of management contained herein. Escalade undertakes no obligation to release revisions to these forward-looking statements after the date of this report.

Overview

Escalade, Incorporated ("Escalade" or "Company") manufactures and distributes products for two industries: Sporting Goods and Office Products. Within these industries the Company has successfully built a market presence in niche markets. This strategy is heavily dependent on expanding the customer base, barriers to entry, brand recognition and excellent customer service. A key strategic advantage is the Company's established relationships with major customers that allow the Company to bring new products to the market in a cost effective manner while maintaining a diversified product line and wide customer base. In addition to strategic customer relations, the Company has substantial manufacturing and import experience that enable it to be a low cost supplier.

A majority of the Company's products are in markets that are currently experiencing low growth rates. Where the Company enjoys a commanding market position, such as table tennis tables in the Sporting Goods segment and paper folding machines in the Office Products segment, revenue growth is expected to be roughly equal to general growth/decline in the economy. However, in markets that are fragmented and where the Company is not the dominant leader, such as archery in the Sporting Goods segment and data security shredders in the Office Products segment, the Company anticipates growth. To enhance internal growth, the Company has a strategy of acquiring companies or product lines that complement or expand the Company's product lines. A key objective is the acquisition of product lines with barriers to entry that the Company can take to market through its established distribution channels or through new market channels. Significant synergies are achieved through assimilation of acquired product lines into the existing company structure. Management believes that key indicators in measuring the success of this strategy are revenue growth, earnings growth and the expansion of channels of distribution. The following table sets forth the annual percentage change in revenues and net income (loss) over the past three years:

	2009	2008	2007
Net revenue			
Sporting Goods	-21.7%	-24.5%	-5.1%
Office Products	-22.6%	-9.2%	1.9%
Total	-22.0%	-19.9%	-3.1%
Net Income	122.1%	-181.0%	9.0%

Results of Operations

The following schedule sets forth certain consolidated statement of income data as a percentage of net revenue for the periods indicated:

	2009	2008	2007
Net revenue	100.0%	100.0%	100.0%
Cost of products sold	70.9%	75.4%	70.8%
Gross margin	29.1%	24.6%	29.2%
Selling, administrative and general expenses	25.4%	26.8%	20.8%
Impairment of assets	0.0%	1.8%	0.0%
Amortization	2.0%	1.5%	1.4%
Operating income (loss)	1.7%	-5.5%	7.0%

Consolidated Revenue and Gross Margin

Continued sales declines to mass market retail customers in the Sporting Goods business resulted in an overall decline of 21.7% in consolidated net revenues for 2009 compared to 2008. Declines in the specialty retail and dealer channels were similar to declines in the mass market retail customers. Revenues from the Office Products business decreased 22.6% in 2009 compared to 2008. Approximately 1% of the decline is due to changes in foreign exchange rates. The remaining decline is a result of general economic conditions and tightening of credit availability which has slowed customer spending.

The overall gross margin in 2009 increased in the Sporting Goods business in comparison to 2008 due to a combination of factors. Gross margin percentage for 2009 was 22.9% compared to 14.6% for 2008. The Company initiated various cost reduction measures in 2008 including the consolidation of the Company's Mexican operations into one facility. This consolidation was completed in February 2009 and resulted in a reduction of the unfavorable manufacturing variances experienced in 2008. The overall gross margin in 2009 decreased in the Office Products business in comparison to 2008 to 41.3% compared to 43.8% in 2008 as a result of lower sales volume which generated under absorbed factory variances.

Consolidated Selling, General and Administrative Expenses

Consolidated selling, general and administrative expenses ("SG&A") were $29.5 million in 2009 compared to $39.9 million in 2008, a decrease of $10.4 million or 26%. In 2008 and 2009, the Company implemented many costs saving initiatives including the reduction of staff by approximately 20%, the voluntary reduction of officer and director salaries by 10% and other cost saving initiatives from which the effect was realized in 2009.

Other Income

Other income increased in 2009 compared to 2008. In 2008, the Company realized a loss on the sale of third-party equity securities and recognized impairment on remaining securities which combined totaled approximately $1.4 million. In 2009, the Company sold its remaining equity securities and recognized approximately $0.4 million gain; a partial recovery of the previously recorded impairment. Income from equity investments increased approximately $0.5 to $1.6 million in 2009 compared with 2008.

Provision for Income Taxes

The effective income tax rate in 2009 was lower relative to 2008 primarily due to a reduced tax benefit in 2008 resulting from state net operating losses generated in 2008 for which the Company does not expect to be able to utilize. . The effective tax rate for 2009 was 36.4% compared to (26.4%) and 34.9% in 2008 and 2007 respectively. The Company expects its future effective tax rates to approximate the effective tax rate achieved in 2009.

Sporting Goods

Net sales, operating income (loss), and net income (loss) for the Sporting Goods business segment for the three years ended December 26, 2009 were as follows:

In Thousands	2009	2008	2007
Net Revenue	$76,807	$98,039	$129,788
Operating income (loss)	4,610	(6,250)	7,745
Net income (loss)	1,273	(5,428)	5,341

Net revenue declined 21.7% in 2009 compared to 2008. Sales to the Company's mass market retail customers declined roughly 22% in 2009 compared to 2008 and reflect the same two factors as in the previous year; a general slowdown in the US economy which is adversely affecting mass retailers in general and a continued industry wide decline in consumer demand for game tables. The Company continues to aggressively pursue opportunities with its mass market retail customers, but 2010 sales to this channel are expected to be comparable to 2009. To improve this trend, the Company continues to pursue a strategy of expanding certain product offerings and distribution through specialty retailers and dealers. Sales to these channels now comprise 46% of total revenues compared to 45% and 38% for 2008 and 2007, respectively. Anticipated sales in the specialty retail and distributor channels are expected to remain relatively stable in 2010. Consequently, the Company anticipates total 2010 sales for the Sporting Goods segment to be comparable to 2009.

Sales in 2008 were lower than 2007 due primarily to a reduction in sales to the Sears.

The gross margin ratio in 2009 increased 56.9% compared to 2008 due to aggressive cost reduction measures and facility consolidation. As a result, operating income as a percentage of net revenue increased to 6.0% in 2009 compared to a loss of 6.4% in 2008. Management anticipates operating income to slightly increase in 2010 as 2009 personnel reductions and facility consolidations are fully realized.

Net income for 2009 increased from 2008 due primarily to realization of cost cutting measures and improved gross margins and the nonrecurring impact of the Company's long-lived asset impairment adjustments in 2008.

Office Products

Net sales, operating income, and net income for the Office Products business segment for the three years ended December 26, 2009 were as follows:

In Thousands	2009	2008	2007
Net Sales	$39,192	$50,647	$55,788
Operating income	1,780	3,930	8,809
Net income	1,077	1,835	5,617

Sales in the Office Products business decreased 22.6% in 2009 compared to 2008 primarily due to the worsening of the U.S. economy and economic problems in Southern Europe and Russian countries. Management anticipates a return of revenues from office product retailers as the economy stabilizes. The Company has widened its product range and offered new product launches to improve its opportunities.

Excluding the effect of changing foreign exchange rates, 2008 sales were down 9.2% from 2007.

Profitability in the Office Products segment decreased in 2009 as evidenced by the ratio of operating income to net sales which decreased to 4.6% in 2009 compared with 7.8% in 2008. The primary reasons for this decline in profitability are under absorbed factory variances due to low sales and changes in product mix, an increasingly competitive environment, and foreign exchange rate fluctuations. Management anticipates operating income to increase in 2010 due to a broadening of the product portfolio and full year realization of 2009 personnel reductions and cost cutting measures.

Financial Condition and Liquidity

The current ratio, a basic measure of liquidity (current assets divided by current liabilities), increased to 1.2 times in 2009 from 1.1 times in 2008. Total accounts receivable at the end of 2009 are down as a direct result of lower sales volume. Inventories are down at the end of 2009 as a result of a lower sales volume, but more directly due to increased inventory management efforts.

The Company's generation of cash was principally a result of increased profits resulting from cost reduction measures implemented by management, a reduction in accounts receivable and inventory and realization of income tax receivables generated by 2008 loss carrybacks. The Company paid no dividend in 2009. The Company also received $1.6 million in net proceeds from the sale of third-party equity securities. The result of these factors allowed the Company to reduce borrowings at year end by $18.9 million which lowered total bank debt as a percent of stockholders equity from 59% in 2008 to 33% in 2009.

In 2010, the Company expects capital expenditures to be approximately $2.0 million unless the Company resumes implementation of an integrated information system, which would require additional capital expenditures. The costs and timing of resuming this project is currently being evaluated. Should the Company decide to abandon the Oracle system, the remaining book value of the Oracle system of approximately $5.9 million ($3.9 million, net of tax) would be expensed over the estimated remaining economic life of the system.

The Company's working capital requirements are primarily funded through cash flows from operations and revolving credit agreements with its bank. During 2009, the Company's maximum borrowings under its primary revolving credit lines totaled $48.8 compared to $54.8 million in 2008. Notes payable as of the end of fiscal 2009 was at $27.6 million compared with $46.5 million at the end of fiscal 2008. The overall effective interest rate in 2009 was 4.4% which was slightly higher than the effective rate of 4.1% in 2008. As discussed in Part I, Item 1A – Risk Factors, the Company's Credit Agreement with JPMorgan Chase Bank, N.A. matures as of May 31, 2010 and the Company has begun discussion with its lender to extend this Agreement.

The Company has a long standing relationship with its lender and has met all financial covenants under the new agreement which was effective April 30, 2009. The Company has taken significant actions to preserve cash, increase liquidity and position it to operate in very difficult economic conditions. Specifically, the Company has consolidated three manufacturing plants into one thus eliminating the burdens of excess capacity that negatively affected 2008. It has increased prices, reduced head counts, reduced officer and director salaries, and implemented other overall expense savings. As a result, the Company lowered its bank debt in 2009 by approximately $19 million. The Company operates in an industry which has been adversely affected by the current economic conditions.

The Company expects its sales levels for fiscal year 2010 to be similar to or slightly above those experienced in 2009. The Company believes that cash generated from its projected 2010 operations, the potential sale of its Reynosa facility, additional income tax refunds and the commitment of borrowings from its primary lender will provide it with sufficient cash flows for its operations.

It is possible that if the current economic conditions continue to deteriorate, this could have further adverse effects on the Company's ability to operate profitably during fiscal year 2010. To the extent that occurs, management intends to continue to make cost reductions and to continue realigning its infrastructure in an effort to match the Company's overhead and cost structure with the sales level dictated by current market conditions. Although not currently planned, realization of assets in other than the ordinary course of business in order to meet liquidity needs could incur losses not reflected in these financial statements.

New Accounting Pronouncements

Refer to Note 1 to the consolidated financial statements under the sub-heading "New Accounting Pronouncements" beginning on page 42.

Off Balance Sheet Financing Arrangements

The Company has no financing arrangements that are not recorded on the Company's balance sheet.

Contractual Obligations

The following schedule summarizes the Company's contractual obligations as of December 26, 2009:

Amounts in thousands	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1 –3 years	3 – 5 years	More than 5 years
Debt	$ 27,644	$ 27,644	$ --	$ --	$ --
Future interest payments (1)	1,839	1,839	--	--	--
Operating Leases	1,851	1,068	711	72	--

Minimum payments under royalty and license agreements	1,875	350	800	725	--
Total	$ 33,274	$ 30,966	$ 1,511	$ 797	$ --

Notes:
(1) Assumes that the Company will not increase borrowings under its long-term credit agreements and that the effective interest rate experienced in 2009 of 4.4% will continue for the life of the agreements.

Critical Accounting Estimates

The methods, estimates and judgments used in applying the Company's accounting policies have a significant impact on the results reported in its financial statements. Some of these accounting policies require difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. The most critical accounting estimates are described below and in the Notes to the Consolidated Financial Statements.

Product Warranty
The Company provides limited warranties on certain of its products, for varying periods. Generally, the warranty periods range from 90 days to one year. However, some products carry extended warranties of seven-year, ten-year, and lifetime warranties. The Company records an accrued liability and expense for estimated future warranty claims based upon historical experience and management's estimate of the level of future claims. Changes in the estimated amounts recognized in prior years are recorded as an adjustment to the accrued liability and expensed in the current year. To the extent there are product defects in current products that are unknown to management and do not fall within historical defect rates, the product warranty reserve could be understated and the Company could be required to accrue additional product warranty costs thus negatively affecting gross margin.

Inventory Valuation Reserves
The Company evaluates inventory for obsolescence and excess quantities based on demand forecasts over specified time frames, usually one year. The demand forecast is based on historical usage, sales forecasts and current as well as anticipated market conditions. All amounts in excess of the demand forecast are deemed to be potentially excess or obsolete and a reserve is established based on the anticipated net realizable value. To the extent that demand forecasts are greater than actual demand and the Company fails to reduce manufacturing output accordingly, the Company could be required to record additional inventory reserves which would have a negative impact on gross margin.

Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due between 30 and 60 days after the issuance of the invoice. Accounts are considered delinquent when more than 90 days past due. Delinquent receivables are reserved or written off based on individual credit evaluation and specific circumstances of the customer. To the extent that actual bad debt losses exceed the allowance recorded by the Company, additional reserves would be required which would increase selling, general and administrative costs.

Advertising Subsidies
The Company enters agreements with certain retailers to pay for direct advertising programs and/or provide in-store display units. These agreements are not based on retailer purchase volumes and do not obligate the retailer to continue carrying the Company's products in future years. The Company determines the value of the advertising services based on its own research and history of providing such services. The Company expenses these costs in the period in which they are incurred as a selling expense.

CO-OP Advertising
The Company offers co-operative advertising allowances to certain retailers to encourage product promotions. These agreements are typically based on a percentage of retailer purchases up to a maximum allowance and the

Company is never directly involved with the media provider. The Company accrues the estimated cost of these programs based on the sales volume of the retailer and historical trends. As costs are accrued they are recorded as a reduction in sales. To the extent that actual co-operative advertising costs exceed the Company's estimates, additional co-operative advertising allowances would be required which would reduce net revenues.

Volume Rebates
The Company has various rebate programs with certain retailers that are based on purchase volume. Typically these programs are based on achieving specified sales volumes and the rebate is calculated as a percentage of purchases. Based on the terms of the agreement, purchase levels and historical trends the Company accrues the estimated cost of these programs and records the same as a reduction in sales. To the extent that actual rebate program costs exceed the Company's estimates, additional rebate program allowances would be required which would reduce net revenues.

Catalog Allowances
A number of large office supply dealers operate through catalogs distributed to businesses globally. Product content is decided by the dealer each time a new catalog is issued; typically once a year. Catalog allowances are required by the dealer as an inducement to include the Company's products. The allowance is based on a fixed cost per page and/or a percentage of purchases by the dealer. The fixed portion of the allowance is often paid when the catalog is distributed and is recognized when incurred and the variable portion is accrued based on dealer purchases and historical trends. Catalog allowances are recorded as a reduction in sales. To the extent that actual catalog costs exceed the estimated costs associated with variable agreement provisions, additional catalog allowances would be required which would negatively impact net revenues.

Impairment of Goodwill
The Company annually tests as of the last day of its fiscal year for impairment of goodwill in accordance with guidance in FASB ASC 805, Business Combinations. With the assistance of an external valuation specialist, management determined the assumptions and inputs utilized in the evaluation of the fair value of the Company's three separate reporting units, discussed below. The first phase of the goodwill impairment test requires that the fair value of the applicable reporting unit be compared with its recorded value. The Company establishes fair value by using a combination of a market approach and an income approach. The market approach uses the guideline-companies method to estimate the fair value of a reporting unit based on reported sales of publicly-held entities engaged in the same or a similar business as the reporting unit. The income approach uses the discounted cash flow method to estimate the fair value of a reporting unit by calculating the present value of the expected future cash flows of the reporting unit. The discount rate is based on a weighted average cost of capital determined using publicly-available interest rate information on the valuation date and data regarding equity, size and country-specific risk premiums/decrements compiled and published by a commercial source. The Company uses assumptions about expected future operating performance in determining estimates of those cash flows, which may differ from actual cash flows. The market approach is weighted 25% and the income approach is weighted 75% to arrive at the final fair value determination. The methodology used in 2009 is consistent with that used previously.

If the recorded value of net assets of a reporting unit is less than the determined fair value, management performs a phase-two analysis that allocates the fair value of the reporting unit calculated in phase one to the specific tangible and intangible assets and liabilities of the reporting unit and results in an implied fair value of goodwill. Goodwill is reduced by any shortfall of implied goodwill to its current carrying value.

The Company has three reporting units that require separate goodwill impairment analysis. Those reporting units are Escalade Sports, Martin Yale North America and Martin Yale Europe. Significant assumptions and inputs used in each of the reporting units goodwill impairment testing are as follows:

Escalade Sports – The discount rate used in the 2009 discounted cash flow calculation was 13.0% compared to 11.5% for 2008. Projected revenues and costs for 2010 and beyond reflected the Company's best view of the current global economic situation, demand for existing products, the status of new products and product improvements, and the projected cost of raw materials and manufacturing that are deemed material in projecting future outcomes.

Martin Yale North America – The discount rate used in the 2009 discounted cash flow calculation was 12% compared to 10% for 2008. Projected revenues and costs for 2010 and beyond reflected the Company's best view of the current global economic situation, demand for existing products, the status of new products and product improvements, and the projected cost of raw materials and manufacturing that are deemed material in projecting future outcomes.

Martin Yale Europe – The discount rate used in the 2009 discounted cash flow calculation was 11% compared to 10% for 2008. Projected revenues and costs for 2010 and beyond reflected the Company's best view of the current global economic situation, demand for existing products, the status of new products and product improvements, and the projected cost of raw materials and manufacturing that are deemed material in projecting future outcomes.

The Company's testing determined that goodwill of each reporting unit was not impaired. Of the total recorded goodwill of $26,215 at December 26, 2009, $12,017 was allocated to the Escalade Sports reporting unit; $4,888 was allocated to the Martin Yale North America reporting unit; and $9,310 was allocated to the Martin Yale Europe reporting unit. Based on the results of the impairment tests, the fair value of reporting unit invested capital exceeded the carrying value of reporting unit invested capital by approximately 150%, 22%, and 14% for the Escalade Sports, Martin Yale North America and Martin Yale Europe reporting units, respectively, as of December 26, 2009. Continued protracted declines in future cash flows as well as adverse economic conditions could have a negative effect on fair value of each reporting unit.

At December 26, 2009 and December 27, 2008, the market capitalization of the Company was approximately 35% and 9% of the carrying amount of its equity, respectively. Management believes that the market capitalization is not a good approximation of the fair value of the Company because (1) the stock is thinly traded, (2) almost half of the outstanding stock is held by officers, directors, and their affiliates and experiences very little trading activity, and (3) the stocks of companies in the industries in which the Company operates have been priced at highly depressed levels for more than two years as a result of the prolonged economic downturn.

Long Lived Assets
The company evaluates the recoverability of certain long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimates of future cash flows used to test recoverability of long-lived assets include separately identifiable undiscounted cash flows expected to arise from the use and eventual disposition of the assets. Where estimated future cash flows are less than the carrying value of the assets, impairment losses are recognized based on the amount by which the carrying value exceeds the fair value of the assets. The fair value of certain assets was determined based on the "held for use" classification at year end. The Company may incur additional impairment charges or losses on divestitures of these assets being classified as "held for use."

During 2008, the Company made the decision to consolidate Mexican operations into its Rosarito, Mexico facility. Production at the Reynosa, Mexico facility ceased at the end of February 2009. During 2008, the Company's Sporting Goods segment recognized an impairment loss of $2.6 million and classified this asset as "held for sale." Since the Company was unable to execute a sale of this facility within twelve months, as of December 26, 2009, the cost of the facility has been re-classified as "held for use" and the Company has resumed depreciating the facility costs although the Reynosa facility is currently on the market to be sold.

Equity Method Investments
The Company has minority equity positions in companies strategically related to the Company's business, but does not have control over these companies. The accounting method employed is dependent on the level of ownership and degree of influence the Company can exert on operations. Where the equity interest is less than 20% and the degree of influence is not significant, the cost method of accounting is employed. Where the equity interest is greater than 20% but not more than 50%, the equity method of accounting is utilized. Under the equity method, the Company's proportionate share of net income (loss) is recorded in other income on the consolidated statements of operations. The proportionate share of net income was $1,598 thousand, $1,054 thousand and $1,354 thousand in 2009, 2008 and 2007, respectively. Total cash dividends received from these equity investments amounted to $32 thousand, $49 thousand, and $39 thousand in 2009, 2008 and 2007, respectively. The Company considers whether

the fair values of any of its equity investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If the Company considers any such decline to be other than temporary (based on various factors, including historical financial results, product development activities and overall health of the investments' industry), a write-down is recorded to estimated fair value. The Company believes that there were no adverse events or changes in circumstances that would indicate a decline in carrying value; therefore, the Company determined that no impairment was indicated for the year ended December 26, 2009.

Effect of Inflation

The Company cannot accurately determine the precise effects of inflation. The Company attempts to pass on increased costs and expenses through price increases when necessary. The Company is working on reducing expenses; improving manufacturing technologies; and redesigning products to keep these costs under control.

Capital Expenditures

As of December 26, 2009, the Company had no material commitments for capital expenditures. However, in the first quarter of 2008, the Company initiated a project to implement a global integrated information system. In 2008, the Company spent $6.6 million related to this project. The Company went live with the install at its North American Office Products business entity and one division of the Sporting Goods business entity. During 2009, the Company spent an additional $0.8 million relative to the install at each of these entities. At this point, the Company has suspended further implementation until it has had sufficient time to evaluate the results of what has been installed. If the decision is made to recommence the install schedule, the Company believes it will need to spend an additional $2.0 million to complete the hardware and software system integration. Should the Company decide to abandon the Oracle system, the remaining book value of the Oracle system of approximately $5.9 million ($3.9 million, net of tax) would be expensed over the estimated remaining economic life of the system.

ITEM 7A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to financial market risks, including changes in currency exchange rates, interest rates and marketable equity security prices. The Company attempts to minimize these risks through regular operating and financing activities and, when considered appropriate, through the use of derivative financial instruments. During fiscal 2009, there were no derivates in use. The Company does not purchase, hold or sell derivative financial instruments for trading or speculative purposes.

Interest Rates

The Company's exposure to market-rate risk for changes in interest rates relates primarily to its revolving variable rate bank debt which is based on both LIBOR and EURIBOR interest rates. A hypothetical 1% or 100 basis point change in interest rates would not have a significant effect on our consolidated financial position or results of operation.

Foreign Currency

The Company conducts business in various countries around the world and is therefore subject to risks associated with fluctuating foreign exchange rates. Approximately 18% of consolidated revenue is derived from sales outside of the U.S. This revenue is generated from the operations of the Company's subsidiaries in their respective countries and surrounding geographic areas and is primarily denominated in each subsidiary's local functional currency. These subsidiaries incur most of their expenses (other than inter-company expenses) in their local functional currency and include the Euro, Great Britain Pound Sterling, South Africa Rand, Swedish Krona, Mexican Peso and Chinese Yuan.

The geographic areas outside the United States in which the Company operates are generally not considered to be highly inflationary. Nonetheless, the Company's foreign operations are sensitive to fluctuations in currency exchange rates arising from, among other things, certain inter-company transactions that are denominated in currencies other than the respective functional currency. Operating results as well as assets and liabilities are also subject to the effect of foreign currency translation when the operating results, assets and liabilities of our foreign subsidiaries are translated into U.S. dollars in our consolidated financial statements. The unrealized effect of foreign currency translation in 2009 resulted in a $1.6 million gain that was recorded in stockholders' equity as other comprehensive income, compared to a $2.3 million loss that was recorded in stockholders' equity as other comprehensive income (loss) in 2008 and a $2.3 million gain in 2007. At December 26, 2009, a hypothetical change of 10% in foreign currency exchange rates would cause a $3.2 million change to stockholders' equity on our consolidated balance sheet and a $60,000 change to net income in our consolidated statement of operations.

The Company and its subsidiaries conduct substantially all their business in their respective functional currencies to avoid the effects of cross-border transactions. To protect against reductions in value and the volatility of future cash flows caused by changes in currency exchange rates, the Company carefully considers the use of transaction and balance sheet hedging programs such as matching assets and liabilities in the same currency. Such programs reduce, but do not entirely eliminate, the impact of currency exchange rate changes. The Company has evaluated the use of currency exchange hedging financial instruments but has determined that it would not use such instruments under the current circumstances. Historical trends in currency exchanges indicate that it is reasonably possible that adverse changes in exchange rates of 20% for the Euro could be experienced in the near term. A hypothetical adverse change of 20% would have resulted in a decline of 3.4% in net revenues and a 7.1% decrease in net income in 2009.

ITEM 8 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by Item 8 are set forth in Part IV, Item 15.

ITEM 9 — CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A(T) —CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Escalade maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-14(c). In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, the Company has investments in certain unconsolidated entities. As the Company does not control or manage these entities, its disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those it maintains with respect to its consolidated subsidiaries.

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Escalade's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Escalade's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting of the Company includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error or circumvention through collusion or improper overriding of controls. Therefore, even those internal control systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

The management of Escalade assessed the effectiveness of the Company's internal control over financial reporting as of December 26, 2009. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework* and implemented a process to monitor and assess both the design and operating effectiveness of the Company's internal controls. Based on this assessment, management believes that, as of December 26, 2009, the Company's internal control over financial reporting was effective.

This annual report on Form 10-K does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report regarding internal control over financial reporting was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report on Form 10-K. In addition, this report by management regarding internal control over financial reporting is specifically not incorporated by reference into this annual report on Form 10-K or into any other filing by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

/s/ Robert J. Keller, Chief Executive Officer   */s/ Deborah J. Meinert, Chief Financial Officer*

Changes in Internal Control over Financial Reporting

Management of the Company has evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, changes in the Company's internal controls over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) during the fourth quarter of 2009. In connection with such evaluation, there have been no changes to the Company's internal control over financial reporting that occurred since the beginning of the Company's fourth quarter of 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B — OTHER INFORMATION

None.

Part III

ITEM 10 — DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required under this item with respect to Directors and Executive Officers is contained in the registrant's Proxy Statement relating to its annual meeting of stockholders scheduled to be held on April 30, 2010 under the captions "Certain Beneficial Owners," "Election of Directors," "Executive Officers of the Registrant," "Board of Directors, Its Committees, Meetings and Functions," and "Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

ITEM 11— EXECUTIVE COMPENSATION

Information required under this item is contained in the registrant's Proxy Statement relating to its annual meeting of stockholders scheduled to be held on April 30, 2010 under the captions "Compensation Discussion and Analysis," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report" and "Executive Compensation" and is incorporated herein by reference, except that the information required by Item 407(e)(5) of Regulation S-K which appears under the caption "Report of Compensation Committee" is specifically not incorporated by reference into this Form 10-K or into any other filing by the registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

ITEM 12—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except for the information required by Item 201(d) of Regulation S-K, which is included below, information required by this item is contained in the registrant's proxy statement relating to its annual meeting of stockholders scheduled to be held on April 30, 2010 under the captions "Certain Beneficial Owners" and "Election of Directors" and is incorporated herein by reference.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders (1)	842,600	$ 3.45	1,123,034
Equity compensation plans not approved by security holders	--	--	--
Total	842,600		1,123,034

(1) These plans include the Company's 1997 Incentive Stock Option Plan, the 1997 Director Stock Option Plan, the Escalade, Incorporated 2007 Incentive Plan and a special grant of 10,000 options to Directors approved at the 2006 annual shareholders meeting.

ITEM 13—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 407(a) of Regulation S-K is contained in the registrant's proxy statement relating to its annual meeting of stockholders to be held on April 30, 2010 under the captions "Election of Directors" and "Board of Directors, Its Committees, Meetings and Functions" and is incorporated herein by reference. The information required by Item 404 of Regulation S-K is: None.

ITEM 14 — PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is contained in the registrant's proxy statement relating to its annual meeting of stockholders scheduled to be held on April 30, 2010 under the caption "Principal Accounting Firm Fees" and is incorporated herein by reference.

Part IV

ITEM 15—EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(A) Documents filed as a part of this report:

(1) **Financial Statements**

Report of Independent Registered Public Accounting Firm

Consolidated financial statements of Escalade, Incorporated and subsidiaries:

Consolidated balance sheets—December 26, 2009 and December 27, 2008

Consolidated statements of operations—fiscal years ended December 26, 2009, December 27, 2008, and December 29, 2007

Consolidated statements of stockholders' equity—fiscal years ended December 26, 2009, December 27, 2008, and December 29, 2007

Consolidated statements of cash flows—fiscal years ended December 26, 2009, December 27, 2008, and December 29, 2007

Notes to consolidated financial statements

All other schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the consolidated financial statements or notes thereto.

(3) **Exhibits**

3.1 Articles of incorporation of Escalade, Incorporated (a)

3.2 By-Laws of Escalade, Incorporated (a)

4.1 Form of Escalade, Incorporated's common stock certificate (a)

10.1 Licensing agreement between Sweden Table Tennis AB and Indian Industries, Inc. dated January 1, 1995 (c)

10.2 Credit Agreement dated as of April 30, 2009 among Escalade, Incorporated and JPMorgan Chase Bank, N.A. (without exhibits and schedules, which Escalade has determined are not material) (j)

10.3 Pledge and Security Agreement dated as of April 30, 2009 by and between Escalade, Incorporated and JPMorgan Chase Bank, N.A. (without exhibits and schedules, which Escalade has determined are not material) (j)

10.4 Form of Pledge and Security Agreement dated as of April 30, 2009 with JPMorgan Chase Bank, N.A. (j) (k)

10.5 Form of Unlimited Continuing Guaranty dated as of April 30, 2009 in favor of JPMorgan Chase Bank, N.A. (j) (k)

10.6 First Amendment dated as of July 29, 2009 to Credit Agreement by and between Escalade, Incorporated and JPMorgan Chase Bank, N.A. (l)

10.7 Second Amendment dated as of September 30, 2009 to Credit Agreement by and between Escalade, Incorporated and JPMorgan Chase Bank, N.A. (m)

10.8 Third Amendment dated as of October 30, 2009 to Credit Agreement by and between Escalade, Incorporated and JPMorgan Chase Bank, N.A. (n)

10.9 Loan Agreement dated September 1, 1998 between Martin Yale Industries, Inc. and City of Wabash, Indiana (e)

10.10 Trust Indenture between the City of Wabash, Indiana and Bank One Trust Company, NA as Trustee dated September 1, 1998 relating to the Adjustable Rate Economic Development Revenue Refunding Bonds, Series 1998 (Martin Yale Industries, Inc. Project) (e)

10.11 Fourth Amendment dated as of March 1, 2010 to Credit Agreement by and between Escalade, Incorporated and JPMorgan Chase Bank, N.A. (o)

(4) **Executive Compensation Plans and Arrangements**

10.12 The Harvard Sports/Indian Industries, Inc. 401(k) Plan as amended and merged in 1993 (b)
10.13 Martin Yale Industries, Inc. 401(k) Retirement Plan as amended in 1993 (b)
10.14 Incentive Compensation Plan for Escalade, Incorporated and its subsidiaries (a)
10.15 Example of contributory deferred compensation agreement between Escalade, Incorporated and certain management employees allowing for deferral of compensation (a)
10.16 1997 Director Stock Compensation and Option Plan (d)
10.17 1997 Incentive Stock Option Plan (d)
10.18 1997 Director Stock Compensation and Option Plan Certificate (f)
10.19 1997 Incentive Stock Option Plan Certificate (f)
10.20 Escalade, Incorporated 2007 Incentive Plan, incorporated by reference herein from Annex 1 to the Registrant's 2007 Definitive Proxy Statement. (g)
10.21 Employment offer letter dated July 23, 2007 between Robert Keller and Escalade, Inc. (h)
10.22 Form of Restricted Stock Unit Agreement utilized in Restricted Stock Unit grants pursuant to the Escalade Incorporated 2007 Incentive Plan. (i)
10.23 Escalade, Incorporated schedule of Directors Compensation
10.24 Escalade, Incorporated schedule of Executive Officers Compensation
10.25 Form of Stock Option Award Agreement utilized in Stock Option grants to employees pursuant to the Escalade, Incorporated 2007 Incentive Plan
10.26 Form of Stock Option Award Agreement utilized in Stock Option grants to Directors pursuant to the Escalade, Incorporated 2007 Incentive Plan

21 Subsidiaries of the Registrant
23.1 Consent of BKD, LLP
23.2 Consent of FALK GmbH & Co KG
31.1 Chief Executive Officer Rule 13a-14(a)/15d-14(a) Certification
31.2 Chief Financial Officer Rule 13a-14(a)/15d-14(a) Certification
32.1 Chief Executive Officer Section 1350 Certification
32.2 Chief Financial Officer Section 1350 Certification

(a) Incorporated by reference from the Company's 2007 First Quarter Report on Form 10-Q
(b) Incorporated by reference from the Company's 1993 Annual Report on Form 10-K
(c) Incorporated by reference from the Company's 1995 Annual Report on Form 10-K
(d) Incorporated by reference from the Company's 1997 Proxy Statement
(e) Incorporated by reference from the Company's 1998 Third Quarter Report on Form 10-Q
(f) Incorporated by reference from the Company's 2004 Annual Report on Form 10-K
(g) Incorporated by reference from the Company's 2007 Second Quarter Report on Form 10-Q
(h) Incorporated by reference from the Company's 2007 Third Quarter Report on Form 10-Q
(i) Incorporated by reference from the Company's Form 8-K filed on February 29, 2008
(j) Incorporated by reference from the Company's Form 8-K filed on May 6, 2009
(k) Each of Escalade's eleven domestic subsidiaries has entered into the identical form of Pledge and Security Agreement and form of Unlimited Continuing Guaranty. Those eleven domestic subsidiaries are: Indian Industries, Inc.; Harvard Sports, Inc.; Martin Yale Industries, Inc.; U.S. Weight, Inc.; Bear Archery, Inc.; Escalade Sports Playground, Inc.; Schleicher & Co. America, Inc.; Olympia Business Systems, Inc.; EIM Company, Inc.; SOP Services, Inc.; and Escalade Insurance, Inc.
(l) Incorporated by reference from the Company's Form 8-K filed on July 30, 2009
(m) Incorporated by reference from the Company's Form 8-K filed on September 30, 2009
(n) Incorporated by reference from the Company's 2009 Third Quarter Report on Form 10-Q
(o) Incorporated by reference from the Company's Form 8-K filed on March 2, 2010

Escalade, Incorporated and Subsidiaries

Index to Financial Statements

The following consolidated financial statements of the Registrant and its subsidiaries and Independent Accountants' Reports are submitted herewith:



Reports of Independent Registered Public Accounting Firms

Audit Committee, Board of Directors and Stockholders
Escalade, Incorporated
Evansville, Indiana

We have audited the accompanying consolidated balance sheets of Escalade, Incorporated (Company) as of December 26, 2009, and December 27, 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 26, 2009. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2009, 2008 and 2007 consolidated financial statements of Martin Yale International, GmbH, a wholly owned subsidiary, which consolidated statements reflect total assets of $17,061, $20,347 and $22,944 and net sales of $20,532, $26,991 and $30,943 (dollars in thousands) for 2009, 2008 and 2007, respectively, included in the related consolidated financial statement amounts as of and for the years ended December 26, 2009, December 27, 2008, and December 29, 2007. Those consolidated statements were audited by other accountants, whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for Martin Yale International, GmbH, is based solely on the reports of the other accountants.

Our audits also included auditing the adjustments to convert the financial statements of Martin Yale International, GmbH into accounting principles generally accepted in the United States of America for purposes of consolidation.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting for 2009 and 2008. Our 2009 and 2008 audits of the consolidated financial statements included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other accountants provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other accountants, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 26, 2009, and December 27, 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 26, 2009, in conformity with accounting principles generally accepted in the United States of America.

Evansville, Indiana
March 5, 2010

FALK & Co

Reports of Independent Registered Public Accounting Firms

To the Stockholders and Board of Directors of
Martin Yale International GmbH,
Markdorf/Germany

We have audited the accompanying balance sheet of Martin Yale International GmbH, Markdorf/Germany (the Company) as of December 31, 2009 and December 31, 2008 and the related statement of income for each of the three years in the three-year period ended December 31, 2009. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and December 31, 2008 and the result of its operations for each of the three years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in Germany.

/s/ FALK GmbH & Co KG
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Heidelberg/Germany,
March 5, 2010

ESCALADE, INCORPORATED AND SUBSIDIARIES
Consolidated Balance Sheets

All Amounts in Thousands Except Share Information	**December 26, 2009**	December 27, 2008
Assets		
Current assets		
Cash and cash equivalents	**$ 3,039**	$ 3,617
Time deposits	**750**	--
Receivables, less allowances of $1,485 and $1,114	**23,488**	27,178
Inventories	**20,905**	29,860
Prepaid expenses	**1,617**	1,254
Assets held for sale	**--**	3,325
Deferred income tax benefit	**1,999**	2,015
Prepaid income tax	**1,138**	5,327
Total current assets	**52,936**	72,576
Property, plant and equipment, net	**21,493**	20,209
Intangible assets	**17,181**	19,153
Goodwill	**26,215**	25,811
Investments	**9,156**	8,129
Deferred income tax benefit	**--**	723
Other assets	**257**	1,100
Total assets	**$127,238**	$147,701
Liabilities and Stockholders' Equity		
Current liabilities		
Notes payable—bank	**$ 27,644**	$ 46,525
Trade accounts payable	**1,578**	3,272
Accrued liabilities	**12,738**	16,698
Deferred compensation	**1,288**	--
Income tax payable	**--**	1,239
Total current liabilities	**43,248**	67,734
Deferred income tax liability	**1,226**	--
Deferred compensation	**--**	1,177
Total liabilities	**44,474**	68,911
Commitments and contingencies	**--**	--
Stockholders' equity		
Preferred stock		
Authorized: 1,000,000 shares, no par value, none issued		
Common stock		
Authorized: 30,000,000 shares, no par value		
Issued and outstanding: 2009 —12,656,737 shares, 2008—12,616,042 shares	**12,657**	12,616
Retained earnings	**65,341**	63,050
Accumulated other comprehensive income	**4,766**	3,124
Total stockholders' equity	**82,764**	78,790
Total liabilities and stockholders' equity	**$127,238**	$147,701

See notes to consolidated financial statements.

ESCALADE, INCORPORATED AND SUBSIDIARIES
Consolidated Statements of Operations

All Amounts in Thousands Except Per Share Data	Years Ended		
	December 26, 2009	December 27, 2008	December 29, 2007
Net Sales	**$115,999**	$148,686	$185,576
Costs, Expenses and Other Income			
Cost of products sold	**82,250**	112,138	131,389
Selling, administrative and general expenses	**29,484**	39,883	38,462
Long-lived asset impairment charges	**--**	2,623	--
Amortization	**2,265**	2,163	2,657
Operating Income (Loss)	**2,000**	(8,121)	13,068
Interest expense	**(1,665)**	(2,025)	(2,837)
Other income (expense)	**2,270**	(34)	3,991
Income (Loss) Before Income Taxes (Benefit)	**2,605**	(10,180)	14,222
Provision (Benefit) for Income Taxes	**948**	(2,684)	4,967
Net Income (Loss)	**$ 1,657**	$ (7,496)	$ 9,255
Earnings (Loss) Per Share Data			
Basic earnings (loss) per share	$0.13	$(0.59)	$0.72
Diluted earnings (loss) per share	$0.13	$(0.59)	$0.72

See notes to consolidated financial statements.

ESCALADE, INCORPORATED AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity

All Amounts in Thousands	Common Stock		Retained	Accumulated Other Comprehensive	
	Shares	Amount	Earnings	Income	Total
Balances at December 30, 2006	13,039	$13,039	$69,194	$ 3,482	$85,715
Comprehensive income					
Net income			9,255		9,255
Unrealized gain on securities, net of tax				128	128
Foreign currency translation adjustment				2,333	2,333
Unrealized loss on interest rate swap agreement, net of tax				(120)	(120)
Total comprehensive income					11,596
Adjustment to initially apply FASB ASC 740 interpretation			(265)		(265)
Expense of stock options			680		680
Exercise of stock options	18	18	122		140
Dividend paid			(2,866)		(2,866)
Stock issued under the director stock option plan	15	15	128		143
Purchase of stock	(399)	(399)	(3,002)		(3,401)
Balances at December 29, 2007	12,673	12,673	73,246	5,823	91,742
Comprehensive income (loss)					
Net income (loss)			(7,496)		(7,496)
Foreign currency translation adjustment				(2,344)	(2,344)
Unrealized loss on interest rate swap agreement, net of tax				(35)	(35)
Realization of previously unrealized gains and losses on securities, net of tax				(320)	(320)
Total comprehensive income (loss)					(10,195)
Expense of stock options			910		910
Exercise of stock options	45	45	268		313
Dividend paid			(3,174)		(3,174)
Stock issued to directors as compensation	10	10	104		114
Purchase of stock	(112)	(112)	(808)		(920)
Balances at December 27, 2008	12,616	12,616	63,050	3,124	78,790
Comprehensive income					
Net income			1,657		1,657
Foreign currency translation adjustment				1,642	1,642
Total comprehensive income					3,299
Expense of stock options			588		588
Settlement of restricted stock units	7	7	(7)		--
Stock issued to directors as compensation	34	34	53		87
Balances at December 26, 2009	12,657	$ 12,657	$ 65,341	$4,766	$ 82,764

See notes to consolidated financial statements.

Escalade, Incorporated and Subsidiaries
Consolidated Statements of Cash Flows

All Amounts in Thousands	Years Ended **December 26, 2009**	December 27, 2008	December 29, 2007
Operating Activities			
Net income (loss)	**$ 1,657**	$ (7,496)	$ 9,255
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Depreciation and amortization	**5,965**	5,539	6,044
Long-lived asset impairment charges	**--**	2,623	--
Available for sale securities impairment charges	**--**	884	--
Provision for doubtful accounts	**362**	525	509
Stock option expense	**641**	910	680
Deferred income taxes	**2,175**	(1,488)	284
Provision for deferred compensation	**110**	101	92
Deferred compensation paid	**--**	--	(62)
(Gain) loss on disposals of assets	**(408)**	731	(57)
Changes in			
Accounts receivable	**3,661**	3,028	3,258
Inventories	**9,059**	2,639	1,091
Prepaids	**210**	(1,715)	(1,207)
Other assets	**(2,101)**	2,450	(1,036)
Income tax payable	**2,739**	(4,225)	1,106
Accounts payable and accrued expenses	**(5,757)**	(6,418)	(5,646)
Net cash provided by (used in) operating activities	**18,313**	(1,912)	14,311
Investing Activities			
Change in cash surrender value, net of loans and premiums	**--**	--	12
Purchase of property and equipment	**(1,894)**	(9,484)	(2,387)
Purchase of short-term time deposits	**(750)**	--	--
Acquisitions, net of cash acquired	**--**	(467)	(4,177)
Proceeds from sale of property and equipment	**269-**	33	200
Retirement of life insurance policies	**--**	--	294
Proceeds from sale of investments	**1,645**	1,501	--
Net cash used in investing activities	**(730)**	(8,417)	(6,058)
Financing Activities			
Net increase (decrease) in notes payable—bank	**(18,880)**	33,491	(777)
Proceeds from exercise of stock options	**--**	313	140
Reduction of long-term debt	**--**	(19,135)	--
Purchase of stock	**--**	(920)	(3,401)
Cash dividend paid	**--**	(3,174)	(2,866)
Directors compensation	**33**	114	143
Net cash provided by (used in) financing activities	**(18,847)**	10,689	(6,761)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**686**	449	(2,513)
Increase (Decrease) in Cash and Cash Equivalents	**(578)**	809	(1,021)
Cash and Cash Equivalents, Beginning of Year	**3,617**	2,808	3,829
Cash and Cash Equivalents, End of Year	**$ 3,039**	$ 3,617	$ 2,808
Supplemental Cash Flows Information			
Interest paid	**$1,802**	$2,024	$2,831
Income taxes paid	**$ 184**	$2,167	$3,324

See notes to consolidated financial statements.

Note 1 — Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
Escalade, Incorporated and its wholly owned subsidiaries (the "Company") are engaged in the manufacture and sale of sporting goods and office products. The Company is headquartered in Evansville, Indiana and has manufacturing facilities in the United States of America, Mexico and Germany. The Company sells products to customers throughout the world.

Principles of Consolidation
The consolidated financial statements include the accounts of Escalade, Incorporated and its wholly-owned subsidiaries. All material inter-company accounts and transactions have been eliminated.

Basis of Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The books and records of Subsidiaries located in foreign countries are maintained according to generally accepted accounting principles in those countries. Upon consolidation the Company evaluates the differences in accounting principles and determines whether adjustments are necessary to convert the foreign financial statements to the accounting principles upon which the consolidated financial statements are based. As a result of this evaluation no material adjustments were identified.

Fiscal Year End
The Company's fiscal year is a 52 or 53 week period ending on the last Saturday in December. Fiscal 2009, 2008 and 2007 were 52 weeks long ending on December 26, 2009, December 27, 2008 and December 29, 2007 respectively.

Cash and Cash Equivalents
Highly liquid financial instruments with insignificant interest rate risk and with original maturities of three months or less are classified as cash and cash equivalents.

Accounts Receivable
Revenue from the sale of the Company's products is recognized as products are shipped to customers and accounts receivable are stated at the amount billed to customers. Interest and late charges billed to customers are not material and because collection is uncertain, are not recognized until collected and are therefore not included in accounts receivable. The Company does not offer the right of return on any of its sales and the Company does not engage in consignment or contingency sales. The Company provides an allowance for doubtful accounts which is described in Note 2 – Certain Significant Estimates.

Inventories
Inventory cost is computed on a currently adjusted standard cost basis (which approximates actual cost on a current average or first-in, first-out basis). Work in process and finished goods inventory are determined to be saleable based on a demand forecast within a specific time horizon, generally one year or less. Inventory in excess of saleable amounts is reserved, and the remaining inventory is valued at the lower cost or market. This inventory valuation reserve totaled $3.2 million and $3.9 million at fiscal year-end 2009 and 2008, respectively. Inventories, net of the valuation reserve, at fiscal year-ends were as follows:

In Thousands	2009	2008
Raw materials	$ 6,357	$ 9,540
Work in process	1,142	4,506
Finished goods	13,406	15,814
	$ 20,905	$ 29,860

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization are computed for financial reporting purposes principally using the straight-line method over the following estimated useful lives: buildings, 20-30 years; leasehold improvements, term of the lease; machinery and equipment, 5-15 years; and tooling, dies and molds, 2-4 years. Property, plant and equipment consist of the following:

In Thousands	2009	2008
Land	$ 2,485	$ 2,457
Buildings and leasehold improvements	20,446	15,635
Machinery and equipment	31,057	38,882
Total cost	53,988	56,974
Accumulated depreciation and amortization	(32,495)	(36,765)
	$ 21,493	$ 20,209

The Company evaluates the recoverability of certain long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimates of future cash flows used to test recoverability of long-lived assets include separately identifiable undiscounted cash flows expected to arise from the use and eventual disposition of the assets. Where estimated future cash flows are less than the carrying value of the assets, impairment losses are recognized based on the amount by which the carrying value exceeds the fair value of the assets. The fair value of the assets was determined based on the "held for use" classification. During 2008, the Company's Sporting Goods segment recognized an impairment loss of $2.6 million related to the Reynosa, Mexico facility and equipment. This loss is included in the long lived asset impairment charges line of the statement of operations for that year.

Investments

Investments are composed of the following:

In Thousands	2009	2008
Marketable equity securities available for sale	$ --	$ 1,209
Non-marketable equity investments (equity method)	9,156	6,920
	$ 9,156	$ 8,129

Marketable Equity Securities Available for Sale. This consists of marketable equity securities recorded at fair value. The unrealized gains and losses, net of tax, are reported in accumulated other comprehensive income. When the fair value of an available for sale security is less than its amortized cost for an extended period, the Company considers whether there is an other-than-temporary impairment in the value of the security. If based on that analysis, an other-than-temporary impairment exists, the cost basis of the security is written down to the then current fair value, and the unrealized loss is transferred from accumulated other comprehensive loss as an immediate reduction in current earnings (as if the loss had been realized in the period of other-than-temporary impairment). During the 2008 fiscal year, the Company recognized an other-than-temporary-impairment loss in the amount of $884 thousand on its available for sale securities. This loss is included as a component of Other Income (Expense).

Summarized financial data for these securities at fiscal year-end were as follows:

In Thousands	2009	2008
Cost basis	$ --	$ 1,209
Unrealized gain	--	--
Approximate fair market value	$ --	$ 1,209

Non-Marketable Equity Investments

The Company has minority equity positions in companies strategically related to the Company's business, but does not have control over these companies. The accounting method employed is dependent on the level of ownership and degree of influence the Company can exert on operations. Where the equity interest is less than 20% and the degree of influence is not significant, the cost method of accounting is employed. Where the equity interest is greater than 20% but not more than 50%, the equity method of accounting is utilized. Under the equity method, the Company's proportionate share of net income (loss) is recorded in other income on the consolidated statement of income. The proportionate share of net income was $1,598 thousand, $1,054 thousand and $1,354 thousand in 2009, 2008 and 2007, respectively. Total cash dividends received from these equity investments amounted to $32 thousand, $49 thousand, and $39 thousand in 2009, 2008 and 2007, respectively. The Company considers whether the fair value of any of its equity investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If the Company considered any such decline to be other than temporary (based on various factors, including historical financial results, product development activities and overall health of the investments' industry), a write-down is recorded to estimated fair value. There was no impairment loss recognized on equity method investments in 2009, 2008 or 2007.

Goodwill and Intangible Assets
Goodwill represents the excess of the purchase price over fair value of net tangible and identifiable intangible assets of acquired businesses. Intangible assets consist of patents, consulting agreements, non-compete agreements, customer lists, and trademarks. Goodwill and trademarks are deemed to have indefinite lives and are not amortized, but are subject to impairment testing annually in accordance with guidance included in FASB ASC 350, Intangibles – Goodwill and Other. Other intangible assets compute amortization using the straight-line method over the following lives: consulting agreements, the life of the agreement; non-compete agreements, the lesser of the term or 5 years; and patents, the lesser of the remaining life or 5 to 8 years. No impairment has been recognized on goodwill or intangible assets in 2009, 2008 or 2007.

Employee Incentive Plan
During 2007, the Company replaced two stock-based compensation plans with a new incentive plan more fully explained in Note 10. The Company accounts for this plan under the recognition and measurement principles of FASB ASC 505, Equity Based Payments.

Foreign Currency Translation
The functional currency for the foreign operations of Escalade is the local currency. The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet dates and for revenue and expense accounts using a weighted average exchange rate during the year. The gains or losses resulting from the translation are included in *Accumulated Other Comprehensive Income* in the *Consolidated Statements of Stockholders' Equity* and are excluded from net income (loss). Gains or losses resulting from foreign currency transactions are included in *selling, general and administrative expense* in the Consolidated Statements of Operations and were insignificant in fiscal years 2009, 2008, and 2007.

Cost of Products Sold
Cost of products sold are comprised of those costs directly associated with or allocated to the products sold and include materials, labor and factory overhead.

Other Income (Expense)

The components of Other Income (Expense) are as follows:

In Thousands	2009	2008	2007
Income from non-marketable equity investments accounted for on the equity method	$ 1,598	$ 1,054	$ 1,354
Dividend and interest income from marketable equity securities available for sale	48	264	390
Gain (loss) on sale of marketable equity securities available for sale	432	(505)	--
Royalty income from patents	50	127	639
Gain on sale of rights to license future potential intellectual property	--	--	1,500
Impairment write-down on marketable securities available for sale	--	(884)	--
Other	142	(90)	108
	$ 2,270	$ (34)	$ 3,991

Income Taxes

Income tax in the consolidated statement of operations includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. A valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized.

Research and Development

Research and development costs are charged to expense as incurred. Research and development costs incurred during 2009, 2008 and 2007 were approximately $2,047 thousand, $2,324 thousand, and $2,330 thousand, respectively.

Reclassifications

Certain reclassifications have been made to prior year financial statements to conform to the current year financial statement presentation. These reclassifications had no effect on net earnings.

New Accounting Pronouncements

In December 2007, the FASB issued guidance now codified as FASB ASC 805, *Business Combinations*, which changes the requirements for an acquirer's recognition and measurement of the assets acquired and the liabilities assumed in a business combination. FASB ASC 805 is effective for annual periods beginning after December 15, 2008 and should be applied prospectively for all business combinations entered into after the date of adoption. The adoption of the provisions of FASB ASC 805 did not have a material impact on the Company's financial position or results of operation.

In December 2007, the FASB issued guidance now codified as FASB ASC 810, *Consolidation*, which requires (i) that noncontrolling (minority) interests be reported as a component of shareholders' equity, (ii) that net income attributable to the parent and to the noncontrolling interest be separately identified in the consolidated statement of operations, (iii) that changes in a parent's ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (iv) that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value, and (v) that sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. FASB ASC 810 is effective for annual periods beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The adoption of the provisions of FASB ASC 810 did not have a material impact on the Company's financial position or results of operation.

In April 2009, the FASB issued guidance now codified as FASB ASC 825, *Financial Instruments*, effective for interim and annual periods ending after June 15, 2009. The standard requires fair value disclosures of financial instruments on a quarterly basis, as well as new disclosures regarding the methodology and significant assumptions underlying the fair value measures and any changes to the methodology and assumptions during the reporting period. The Company has applied the disclosure provisions as appropriate.

In April 2009, the FASB issued guidance now codified as FASB ASC 320, *Investments – Debt and Equity Securities*, which amends the other-than-temporary impairment guidance for debt and equity securities. This guidance is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this standard did not have a material impact on the Company's financial position or results of operation.

In December 2009, FASB issued Accounting Standards Update 2009-17, *Improvements to Financial Reporting by Enterprises with Variable Interest Entities* to incorporate the changes made by FASB Statement No. 167 into the FASB Codification The guidance in this update is effective for periods beginning after November 15, 2009 and thus is effective for the Company's first quarter reporting in 2010. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

In December 2009, FASB issued Accounting Standards Update 2010-02, *Consolidation (Topic 810) – Accounting and Reporting for Decreases in Ownership of a Subsidiary – A Scope Clarification*, which expands the disclosure requirements about deconsolidation of a subsidiary or derecognition of a group of assets. The guidance in this update is effective for periods beginning in the first interim or annual reporting period ending on or after December 15, 2009 and thus is effective for the Company's first quarter reporting in 2010. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

Note 2 — Certain Significant Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the consolidated financial statements; and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are evaluated on an ongoing basis and are based on experience; current and expected future conditions; third party evaluations; and various other assumptions believed reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and liabilities. Actual results may differ from the estimates and assumptions used in the financial statements and related notes.

Listed below are certain significant estimates and assumptions related to the preparation of the consolidated financial statements:

Product Warranty

The Company provides limited warranties on certain of its products, for varying periods. Generally, the warranty periods range from 90 days to one year. However, some products carry extended warranties of seven-year, ten-year, and lifetime warranties. The Company records an accrued liability and reduction in sales for estimated future warranty claims based upon historical experience and management's estimate of the level of future claims. Changes in the estimated amounts recognized in prior years are recorded as an adjustment to the accrued liability and sales in the current year. A reconciliation of the liability is as follows:

In Thousands	2009	2008	2007
Beginning balance	$ 896	$ 1,208	$ 1,141
Additions	232	113	621
Deductions	(391)	(425)	(554)

Ending balance	$ 737	$ 896	$ 1,208

Inventory Valuation Reserves
The Company evaluates inventory for obsolescence and excess quantities based on demand forecasts based on specified time frames; usually one year. The demand forecast is based on historical usage, sales forecasts and current as well as anticipated market conditions. All amounts in excess of the demand forecast are deemed to be excess or obsolete and a reserve is established based on the anticipated net realizable value. A reconciliation of the reserve is as follows:

In Thousands	2009	2008	2007
Beginning balance	$ 3,943	$ 3,573	$ 2,668
Additions	1,042	1,786	1,418
Deductions	(1,833)	(1,416)	(513)
Ending balance	$ 3,152	$ 3,943	$ 3,573

Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due between 30 and 60 days after the issuance of the invoice. Accounts are considered delinquent when more than 90 days past due. Delinquent receivables are reserved or written off based on individual credit evaluation and specific circumstances of the customer. A reconciliation of the allowance is as follows:

In Thousands	2009	2008	2007
Beginning balance	$ 1,114	$ 1,087	$ 1,559
Additions	1,224	525	509
Deductions	(853)	(498)	(981)
Ending balance	$ 1,485	$ 1,114	$ 1,087

Advertising Subsidies
The Company enters agreements with certain retailers to pay for direct advertising programs and/or provide in-store display units. These agreements are not based on retailer purchase volumes and do not obligate the retailer to continue carrying the Company's products. The Company determines the value of the advertising services based on its own research and history of providing such services. The Company expenses these costs in the period in which they are incurred as a reduction of sales. A reconciliation of the liability is as follows:

In Thousands	2009	2008	2007
Beginning balance	$ 504	$ 1,508	$ 1,246
Additions	170	498	1,458
Deductions	(536)	(1,502)	(1,196)
Ending balance	$ 138	$ 504	$ 1,508

CO-OP Advertising

The Company offers co-operative advertising allowances to certain retailers to encourage product promotions. These agreements are typically based on a percentage of retailer purchases up to a maximum allowance and the Company is never directly involved with the media provider. The Company accrues the estimated cost of these programs based on the sales volume of the retailer and historical trends. As costs are accrued they are recorded as a reduction in sales. A reconciliation of the liability is as follows:

In Thousands	2009	2008	2007
Beginning balance	$ 2,648	$ 3,323	$ 3,622
Additions	1,816	2,999	4,070
Deductions	(3,142)	(3,674)	(4,369)
Ending balance	$ 1,322	$ 2,648	$ 3,323

Volume Rebates

The Company has various rebate programs with its retailers that are based on purchase volume. Typically these programs are based on achieving specified sales volumes and the rebate is calculated as a percentage of purchases. Based on the terms of the agreement, purchase levels and historical trends the Company accrues the cost of these programs and records the same as a reduction in sales. A reconciliation of the liability is as follows:

In Thousands	2009	2008	2007
Beginning balance	$ 939	$ 862	$ 1,612
Additions	1,582	1,673	1,913
Deductions	(1,595)	(1,596)	(2,663)
Ending balance	$ 926	$ 939	$ 862

Catalog Allowances

A number of large office supply dealers operate through catalogs distributed to businesses globally. Product content is decided by the dealer each time a new catalog is issued, typically once a year. Catalog allowances are required by the dealer as an inducement to include the Company's products. The allowance is based on a fixed cost per page and/or a percentage of purchases by the dealer. The fixed portion of the allowance is often paid when the catalog is distributed and is recognized in the period incurred and the variable portion is accrued based on dealer purchases and historical trends. Catalog allowances are recorded as a reduction in sales. A reconciliation of the liability is as follows:

In Thousands	2009	2008	2007
Beginning balance	$ 532	$ 449	$ 697
Additions	2,010	1,274	1,427
Deductions	(2,179)	(1,191)	(1,675)
Ending balance	$ 363	$ 532	$ 449

Note 3 — Accrued Liabilities

Accrued liabilities consist of the following:

In Thousands	2009	2008
Employee compensation	$ 3,419	$ 4,587
Customer related allowances and accruals	4,867	6,807
Other accrued items	4,452	5,304
	$ 12,738	$ 16,698

Note 4 — Operating Leases

The Company leases warehouse and office space under non-cancelable operating leases that expire at various dates through 2014. Terms of the leases, including renewals, taxes, utilities, and maintenance, vary by lease. Total rental expense included in the results of operations relating to all leases was $1,716 thousand, $1,735 thousand, and $1,817 thousand in 2009, 2008, and 2007, respectively.

At December 26, 2009, minimum rental payments under non-cancelable leases with terms of more than one year were as follows:

In Thousands	Amount
2010	1,118
2011	677
2012	118
2013	40
2014	32
	$ 1,985

Note 5 — Acquired Intangible Assets and Goodwill

The carrying basis and accumulated amortization of recognized intangible assets are summarized in the following table:

	2009		2008	
In Thousands	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents	$ 22,369	$ 10,978	$ 22,369	$ 9,230
Consulting agreements	976	976	976	976
Non-compete agreements	2,197	2,015	2,197	1,938
Customer list	1,971	1,465	1,931	1,231
Trademarks	5,224	122	5,177	122
	$32,737	$15,556	$32,650	$13,497

Amortization expense was $2,265 thousand, $2,163 thousand and $2,657 thousand for 2009, 2008 and 2007, respectively.

Estimated future amortization expense for each reporting segment is summarized in the following table:

In Thousands	2010	2011	2012	2013	2014	Thereafter
Sporting Goods	$1,771	$1,729	$1,713	$1,688	$1,552	$3,185
Office Products	196	143	81	20	--	--
	$1,967	$1,872	$1,794	$1,708	$1,552	$3,185

The changes in the carrying amount of goodwill were:

In Thousands	Sporting Goods	Office Products	Total
Balance at December 29, 2007	$ 12,017	$ 13,786	$ 25,803
Acquisitions	--	374	374
Foreign currency translation adjustment	--	(366)	(366)
Balance at December 27, 2008	12,017	13,794	25,811
Purchase price adjustment	--	191	191
Foreign currency translation adjustment	--	213	213
Balance at December 26, 2009	$ 12,017	$ 14,198	$ 26,215

Note 6 — Equity Interest Investments

The Company has a 50% interest in two joint ventures, Stiga Sports AB (Stiga) and Escalade International, Ltd. These 50% owned joint ventures are accounted for under the equity method of accounting. Stiga Sports AB, located in Sweden, is a global sporting goods company producing table tennis equipment and game products. Escalade International Ltd., located in the United Kingdom, is a sporting goods wholesaler, specializing in table tennis, game tables and archery products. Financial information for these two entities reflected in the table below has been translated from local currency to U.S. dollar using exchange rates in effect at the respective year-end for balance sheet amounts and using average exchange rates for income statement amounts . Certain differences exist between U.S. GAAP and local GAAP in Sweden and the United Kingdom, and the impact of these differences is not reflected in the summarized information reflected in the table below. The most significant difference relates to the accounting for goodwill for Stiga which is amortized over eight years in Sweden but is not amortized for U.S. GAAP reporting purposes. The effect on Stiga's net assets resulting from the amortization of goodwill for the years ended 2009 and 2008 are addbacks of $5.6 million and $3.7 million, respectively. These net differences are comprised of cumulative goodwill adjustments of $7.9 million offset by the related cumulative tax effect of $2.2 million as of December 26, 2009 and cumulative goodwill adjustments of $5.2 million offset by the related cumulative tax effect of $1.5 million as of December 27, 2008. The income statement impact of these goodwill and tax adjustments and other individually insignificant U.S. GAAP adjustments for the years ended December 26, 2009, December 27, 2008, and December 28, 2007 are to increase net income by approximately $1.3 million, $1.8 million, and $2.6 million, respectively. In addition, the Company has a 49.9% interest in a joint venture in Taiwan which is reporting no income and for which its assets have no material impact on the Company's financial reporting. Information regarding this entity is considered immaterial and has not been included in the combined totals listed below.

Summarized financial information for combined Stiga Sports AB and Escalade International, Ltd. balance sheets as of December 31, 2009 and 2008, and statements of operations for the years ended December 31, 2009, 2008 and 2007 is as follows:

In Thousands	2009	2008
Current assets	$ 19,113	$ 18,243
Non-current assets	11,939	11,567
Total assets	31,052	29,810
Current liabilities	9,296	11,310
Non-current liabilities	10,104	9,556
Total liabilities	19,400	20,866
Net assets	$ 11,652	$ 8,944

	2009	2008	2007
Net sales	$ 33,769	$ 37,320	$ 35,636
Gross profit	14,538	13,830	12,818
Net income	1,861	361	131

Note 7 — Borrowings

On April 30, 2009 the Company signed a loan agreement with JP Morgan Chase Bank, N.A. (Chase) for a senior secured revolving credit facility in the maximum amount up to $50,000,000 and through Chase London Branch, as senior secured revolving credit facility in the maximum amount of 3,000,000 Euro upon certain terms and conditions. The credit facilities have a maturity date of May 31, 2010. A portion of the credit facility not in excess of $3,500,000 is available for the issuance of commercial or standby letters of credit to be issued by Chase. The senior secured revolving credit facility replaces the revolving line of credit and revolving long-term debt held as of the prior year.

Short-Term Debt

Short-term debt at fiscal year-ends was as follows:

In Thousands	2009	2008
Senior secured revolving credit facility of $50,000, with a maturity of May 31, 2010. The loan bears an interest rate of LIBOR plus 4.5%. Secured by substantially all assets of the Company.	$ 22,067	$ --
Senior secured revolving credit facility of Euro 3,000 (approximately $4,316 US Dollars), the balance is due May 31, 2010 and bears an interest rate of EURIBOR plus 4.5%, or 5.215% at December 26, 2009. Secured by substantially all assets of the Company.	2,877	--
Revolving line of credit	--	12,618

Short-term Debt	2,700	33,907
	$ 27,644	$ 46,525

Long-Term Debt
Long-term debt at fiscal year-ends was as follows:

In Thousands	2009	2008
Revolving term loan of $30,000, the amount available under this revolving term loan is reduced by $5,000 annually starting May 31, 2009, with the balance due May 31, 2012. The loan bears an interest rate of prime minus .375%, or 2.50%, at December 27, 2008, unsecured. Refinanced in 2009.	$ --	$ 28,397
Revolving term loan of Euro 3,000 (approximately $4,216 US Dollars), the balance is due May 31, 2012 and bears an interest rate of EURIBOR plus 1.50%, or 4.90% at December 27, 2008, unsecured. Refinanced in 2009.	--	2,810
Mortgage payable (Wabash, Indiana Adjustable Rate Economic Development Revenue Refunding Bonds), annual installments are optional, interest varies with short-term rates and is adjustable weekly based on market conditions, maximum rate is 10.00%, rate at December 26, 2009 is 1.4%, due September 2028, secured by plant facility, machinery and equipment, and a stand-by letter of credit	2,700	2,700
	2,700	33,907
Portion classified as short-term debt	(2,700)	(33,907)
	$ --	$ --

Interest Rate Swap Agreement
In May 2003, the Company entered into an interest rate swap agreement having a notional amount of $10 million and a maturity date of May 19, 2008. This swap agreement was designated as a cash flow hedge, and effectively converted a portion of the Company's variable rate debt to fixed rate debt with a weighted average interest rate of 5.08%. During 2008, the Company recorded an after tax loss of $35 thousand in Other Comprehensive Income (Loss) relating to this interest rate swap agreement. There was no impact on net income due to ineffectiveness. The interest rate swap agreement, which matured May 19, 2008, was not renewed.

Note 8 — Earnings Per Share

The shares used in the computation of the Company's basic and diluted earnings per common share are as follows:

In Thousands	2009	2008	2007
Weighted average common shares outstanding.	12,632	12,637	12,901
Dilutive effect of stock options	239	47	14
Weighted average common shares outstanding, assuming dilution	12,871	12,684	12,915
Number of anti-dilutive stock options	30	391	395

Weighted average common shares outstanding, assuming dilution, includes the incremental shares that would be issued upon the assumed exercise of stock options outstanding.

Note 9 — Employee Benefit Plans

The Company has an employee profit-sharing salary reduction plan, pursuant to the provisions of Section 401(k) of the Internal Revenue Code, for non-union employees. The Company's contribution is a matching percentage of the employee contribution as determined by the Board of Directors annually. The Company's expense for the plan was $132 thousand, $542 thousand and $527 thousand for 2009, 2008 and 2007, respectively.

Note 10 — Deferred Compensation Plan

In October 1985, the Board of Directors approved the adoption of a Contributory Deferred Compensation Plan pursuant to which some recipients of incentive compensation could elect to defer receipt thereof. For each dollar of deferred compensation, the Company provided a 75% matching amount. All deferrals allowed under this plan have been made and amounts deferred earn interest at the rate of 9%. Mr. Robert Griffin, Chairman of the Board, is the only remaining participant in the Plan. Plan balances are not intended to be recognized for tax purposes until receipt. Participants have no secured rights in deferred amounts credited to their accounts and are general creditors of the Company until such amounts are actually paid. Mr. Griffin has expressed an intention to retire from employment with Escalade, Incorporated in 2010. The Board approved that, upon his retirement, the deferred compensation balance owed to him will be paid out in cash.

Note 11 — Stock Compensation Plans

In April 2007, Shareholders approved the Escalade, Incorporated 2007 Incentive Plan ("2007 Incentive Plan"), which is an incentive plan for key employees, directors and consultants with various equity-based incentives as described in the plan document. The 2007 Incentive Plan is a replacement for the 1997 Incentive Stock Option Plan and the 1997 Director Stock Compensation and Option Plan which expired at the end of April 2007. All options issued and outstanding under the expired plans will remain in effect until exercised, expired or forfeited.

The 2007 Incentive Plan is administered by the Board of Directors or a committee thereof, which is authorized to determine, among other things, the key employees, directors or consultants who will receive awards under the plan, the amount and type of award, exercise prices or performance criteria, if applicable, and vesting schedules. Subject to various restrictions contained in the plan document, the total number of shares of common stock which may be issued pursuant to awards under the Plan may not exceed 1,282,415 shares.

Restricted Stock Units
In 2009, 2008, and 2007, the Company granted restricted stock units to certain officers and directors of the Company at fair market value on the date of grant. The restricted stock units granted to employees of the Company vest over three to four years and are dependent on certain market criteria. The restricted stock units granted to directors vest immediately or within two years. All restricted stock units are payable in shares of the Company's common stock upon vesting, subject to the deferral election arrangement, and are subject to forfeiture if on the vesting date the employee is not employed or the director no longer holds a position with the Company.

The Company issued no restricted stock units to employees in 2009 and 138,500 restricted stock units to employees in 2008 and 54,103 and 34,206 restricted stock units to directors in 2009 and 2008, respectively. The following table presents a summary of non-vested restricted stock units granted to employees and directors as of December 26, 2009, and changes during the year ended December 26, 2009:

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested restricted stock units as of December 27, 2008	241,125	$5.76
Granted	54,103	$0.82
Vested	(61,603)	$1.42
Forfeited	(48,375)	$5.76
Non-vested restricted stock units as of December 26, 2009	185,250	$5.76
Vested but unsettled	85,751	
Outstanding restricted stock units as of December 26, 2009	271,001	

When vesting is dependent on certain market criteria, the fair value of restricted stock units is determined by the use of Monte Carlo techniques. The market price of the Company's stock on the grant date is used to value restricted stock units where vesting is not contingent on market criteria. In 2009 and 2008, the Company recognized $504 and $496 thousand, respectively in compensation expense related to restricted stock units and as of December 26, 2009 and December 27, 2008, there was $354 and $814 thousand, respectively of unrecognized compensation expense related to restricted stock units.

Stock Options

Total compensation expense recorded in the statement of operations for 2009, 2008 and 2007 relating to stock options was $84, $414 and $480 thousand, respectively. The recognized tax benefit related thereto was $0, $0 and $31 thousand for 2009, 2008 and 2007, respectively.

At the February 23, 2010 meeting of the Board of Directors, the Board voted to approve director stock options of 30,000, and employee incentive stock options of 300,000. The director and employee options have a one year vesting and four year-tiered vesting, respectively, and all options expire in five years.

The following table summarizes option activity for each of the three years ended 2009:

	Incentive Stock Options		Director Stock Options	
	Granted	Outstanding	Granted	Outstanding
2009	682,000	791,000	30,000	51,600
2008	--	366,500	--	24,367
2007	--	417,850	6,524	28,493

The fair value of each option grant award is estimated on the grant date using the Black-Scholes-Merton option valuation model using the following assumptions:

	2009	2008	2007
Risk-free interest rates	1.15% to 1.38%	--	4.35%
Dividend yields	0%	--	2.26%
Volatility factors of expected market price of common stock	81.34% to 94.93%	--	42.6%
Weighted average expected life of the options	1-3 years	--	3 years

The following table summarizes stock option transactions for the three years ended 2009:

	2009		2008		2007	
	Shares	Option Price	Shares	Option Price	Shares	Option Price
Outstanding at beginning of year	390,867	$6.99 to 19.21	446,343	$6.99 to 19.21	544,586	$6.99 to 19.21
Issued during year	712,000	$0.64 to $0.89	--	--	6,524	$9.35
Canceled or expired	(260,267)		(10,726)		(86,422)	
Exercised during year	--		(44,750)	$6.99 to 9.03	(18,345)	$6.99 to 9.03
Outstanding at end of year	842,600	$0.64 to 13.40	390,867	$6.99 to 19.21	446,343	$6.99 to 19.21
Exercisable at end of year	191,850		314,117		307,694	
Weighted-average fair value of options granted during the year	$0.38		$--		$2.70	

The following table summarizes information about stock options outstanding at December 26, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$0.64 - $0.89	637,000	4.3 years	$0.66	--	--
$9.35 - $11.26	110,600	1.2 years	$11.00	96,850	$10.99
$13.40	95,000	0.2 years	$13.40	95,000	$13.40
	842,600			191,850	

Note 12 — Other Comprehensive Income (Loss)

The components of other comprehensive income (loss) and related tax effects were as follows:

In Thousands	2009	2008	2007
Change in net unrealized value of available-for-sale investments net of tax of $0, $0, and $(85), in 2009, 2008 and 2007, respectively	$ --	$ --	$ 128
Realization of previously unrealized gains on available-for-sale investments net of tax of $0, $210, and $0 in 2009, 2008 and 2007, respectively	--	(320)	--
Change in foreign currency translation adjustment	1,642	(2,344)	2,333
Change in unrealized loss on interest rate swap agreement net of tax of $0, $23, and $78, in 2009, 2008 and 2007, respectively	--	(35)	(120)
	$ 1,642	$ (2,699)	$ 2,341

The components of accumulated other comprehensive income, net of tax, were as follows:

In Thousands	2009	2008	2007
Accumulated gain on available for sale investments	$ --	$ --	$ 320
Foreign currency translation adjustment	4,766	3,124	5,468
Unrealized gain on interest rate swap agreement	--	--	35
	$ 4,766	$ 3,124	$ 5,823

Note 13 — Provision for Taxes

Income before taxes and the provision for taxes consisted of the following:

In Thousands	2009	2008	2007
Income (loss) before taxes:			
United States of America (USA)	$ 3,359	$(10,106)	$ 10,482
Non USA	(754)	(74)	3,740
	$ 2,605	$(10,180)	$ 14,222
Provision for taxes:			
Current			
Federal	$ (906)	$ (2,575)	$ 3,745
State	(685)	804	428
International	364	575	510
	(1,227)	(1,196)	4,683
Deferred			
Federal	1,686	(774)	112
State	964	(714)	30
International	(475)	--	142
	2,175	(1,488)	284
	$ 948	$ (2,684)	$ 4,967

The Company has not provided for USA deferred taxes or foreign withholding taxes on undistributed earnings for non-USA subsidiaries where the Company intends to reinvest these earnings indefinitely in operations outside the USA.

The provision for income taxes was computed based on financial statement income. A reconciliation of the provision for income taxes to the amount computed using the statutory rate follows:

In Thousands	2009	2008	2007
Income tax at statutory rate	$ 886	$ (3,461)	$ 4,835
Increase (decrease) in income tax resulting from			
Permanent differences (investment income, dividends, and captive insurance earnings)	(162)	117	(79)
State tax expense, net of federal effect	184	(125)	302
Effect of foreign tax rates	(188)	391	(620)
Research credit	--	--	(60)
Foreign income repatriation (Section 956 inclusion)	--	--	1,035
Other	228	394	(446)
Recorded provision for income taxes	$ 948	$ (2,684)	$ 4,967

The provision for income taxes was computed based on financial statement income. In accordance with FASB ASC 740, the Company has recorded the following changes in uncertain tax positions:

In Thousands	2009	2008
Balance, beginning of year	$ 954	$ 118
Additions for current year tax positions	--	863
Additions for prior year tax positions	--	--
Settlements	--	--
Reductions Settlements	--	--
Reductions for prior year tax positions	(418)	(27)
Balance, end of year	$ 536	$ 954

Interest costs and penalties related to income taxes are classified as interest expense and selling, general and administrative costs, respectively in the Company's financial statements. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and multiple state and foreign jurisdictions. The Company is subject to future examinations by federal tax authorities for all years after 2006 and state and other tax authorities for all years after 2005.

The components of the net deferred tax assets are as follows:

In Thousands	2009	2008
Assets		
Employee benefits	$ 29	$ 99
Valuation allowances	2,034	2,261
Deferred compensation	507	464
Property and equipment	24	1,559
Stock based compensation	469	274
Federal and state credits	507	--
Net operating loss carry forward	6,914	1,446
Total assets	10,484	6,103
Liabilities		
Unrealized equity investment income	(1,225)	(902)
Goodwill and intangible assets	(1,631)	(1,162)
Total liabilities	(2,856)	(2,064)
Valuation Allowance		
Beginning balance	(1,301)	(1,114)
Increase during period	(5,554)	(187)
Ending balance	(6,855)	(1,301)
	$ 773	$ 2,738

Deferred tax assets are included in the consolidated balance sheets as follows:

In Thousands	2009	2008
Deferred income tax asset - current	$ 1,999	$ 2,015
Deferred income tax asset (liability) – long-term	(1,226)	723
	$ 773	$ 2,738

The Company has a US federal unused net operating loss carry-forward of approximately $270 thousand and state unused net operating losses of approximately $10.1 million of which an estimated $7.2 million has been reserved as the Company does not expect to be able to utilize these. All operating loss carry-forwards expire in various amounts through 2022. In addition, the Company has foreign unused net operating loss carry-forwards of approximately $19.8 million of which an estimated $18.3 million has been reserved.

Note 14 — Operating Segment and Geographic Information

The following table presents certain operating segment information.

In Thousands	2009	2008	2007
Sporting Goods			
Net revenue	76,807	98,039	129,788
Operating income (loss)	4,610	(6,250)	7,745
Interest expense	2,673	1,568	1,355
Provision (benefit) for taxes	715	(3,054)	3,005
Net income (loss)	1,273	(5,428)	5,341
Identifiable assets	67,528	78,593	87,634
Non-marketable equity investments (equity method)	--	--	--
Depreciation & amortization	3,217	3,784	4,264
Capital expenditures	792	2,261	1,325
Office Products			
Net revenue	39,192	50,647	55,788
Operating income	1,780	3,930	8,809
Interest expense	(208)	(256)	185
Provision for taxes	988	2,037	2,810
Net income	1,077	1,835	5,617
Identifiable assets	40,105	44,306	47,623
Non-marketable equity investments (equity method)	341	336	772
Depreciation & amortization	1,576	1,755	1,780
Capital expenditures	640	582	1,062
All Other			
Net revenue	--	--	--
Operating income (loss)	(4,390)	(5,801)	(3,486)
Interest expense	(800)	713	1,297
Provision (benefit) for taxes	(755)	(1,667)	(848)
Net income (loss)	(693)	(3,903)	(1,703)
Identifiable assets	19,605	24,802	16,759
Non-marketable equity investments (equity method)	8,815	6,584	7,205
Depreciation & amortization	1,172	--	--
Capital expenditures	462	6,641	--
Total			
Net Revenue	115,999	148,686	185,576
Operating income (loss)	2,000	(8,121)	13,068
Interest expense	1,665	2,025	2,837
Provision (benefit)for taxes	948	(2,684)	4,967
Net income (loss)	1,657	(7,496)	9,255
Identifiable assets	127,238	147,701	152,016
Non-marketable equity investments (equity method)	9,156	6,920	7,977
Depreciation & amortization	5,965	5,539	6,044
Capital expenditures	1,894	9,484	2,387

Each operating segment is individually managed and has separate financial results that are reviewed by the Company's management. Each segment contains closely related products that are unique to the particular segment. There were no changes to the composition of segments in 2009. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

The sporting goods segment consists of home entertainment products such as table tennis tables and accessories; basketball goals; pool tables and accessories; outdoor playsets; soccer and hockey tables; archery equipment and accessories; basketball goals; and fitness, arcade and darting products. Customers include retailers, dealers and wholesalers located throughout the United States and Europe.

The office products segment consists of office machinery used in the office and graphic arts environment. Products include data shredders; folding machines; and paper trimmers and cutters. Customers include large office product retailers, office machine dealers, and office supply catalogs.

The all other segment consists of general and administrative expenses not specifically related to the operating business segments and includes investment income from equity investments.

Interest expense is allocated to operating segments based on working capital usage and the provision for taxes is allocated based on a combined federal and state statutory rate of 36% adjusted for actual taxes on foreign income. Permanent tax adjustments and timing differences are included in the all other segment.

Identifiable assets are principally those assets used in each segment. The assets in the all other segment are principally cash and cash equivalents; deferred tax assets; and investments.

The Company has one customer in 2009 in the sporting goods segment who accounted for 15% of consolidated total revenues and one customer in 2008 and 2007 who accounted for 6% and 18% of consolidated total revenues, respectively. No other customers accounted for 10% or more of consolidated revenues. Within the sporting goods segment these customers accounted for 22%, 9% and 26% of total revenues in 2009, 2008 and 2007, respectively.

As of December 26, 2009, approximately 15 employees of the Company's labor force were covered by a collective bargaining agreement that expires April 30, 2012.

Raw materials for Escalade's various product lines consist of wood, particleboard, slate, standard grades of steel, steel tubing, plastic, vinyl, steel cables, fiberglass and packaging. Escalade relies upon suppliers in Europe and Brazil for its requirement of billiard balls and slate utilized in the production of home pool tables and upon various Asian manufacturers for certain of its table tennis needs and other items. Escalade sources some of its game table product line in China.

Revenues by geographic region/country were as follows:

In Thousands	2009	2008	2007
North America	$ 95,723	$ 122,530	$ 157,148
Europe	13,033	19,566	22,540
Other	7,243	6,590	5,888
	$ 115,999	$ 148,686	$ 185,576

Revenues are attributed to country based on location of customer and are for continuing operations.

Identified assets by geographic region/country were as follows:

In Thousands	2009	2008	2007
North America	$ 100,643	$ 119,417	$ 121,791
Europe	26,595	28,284	30,225
	$ 127,238	$ 147,701	$ 152,016

Note 15 — Summary of Quarterly Results

In thousands, except per share data (unaudited)	March 21	July 11	October 3	December 26
2009				
Net sales	$ 24,958	$ 35,641	$ 26,358	$ 29,042
Operating income (loss)	(628)	1,374	612	642
Net income (loss)	(439)	366	618	1,112
Basic earnings per share	$ (0.03)	$ 0.03	$ 0.05	$ 0.08

In thousands, except per share data (unaudited)	March 22	July 12	October 4	December 27
2008				
Net sales	$ 29,166	$ 45,796	$ 40,797	$ 32,927
Operating income (loss)	(1,056)	(789)	82	(6,358)
Net loss	(848)	(704)	(1,365)	(4,579)
Basic earnings per share	$ (0.07)	$ (0.06)	$ (0.11)	$ (0.35)

Note 16 — Acquisitions

All of the Company's acquisitions have been accounted for using the purchase method of accounting.

2008

In March 2008, the Company acquired the remaining 50% stock shares of Action Group, which is a dealer of office supplies in South Africa. The total price of $125 thousand was paid in cash using the Company's revolving credit lines and was composed of customer lists and goodwill.

In June 2008, the Company acquired 100% of the stock shares of Safe Tech Sweden AB, which is a distributor of office supplies. The total price of $342 thousand was paid in cash using the Company's revolving credit lines and was composed of customer lists, goodwill and other assets.

2007

In February 2007, the Company purchased substantially all of the assets of Trophy Ridge, LLC, which manufactures and sells premium archery accessories under the Trophy Ridge brand name. The Trophy Ridge brand name has significant appeal in the sports enthusiast market place and will be used to further expand distribution of the Company's archery accessory products. The Trophy Ridge operation has been relocated and consolidated into the Company's existing archery operations in the Gainesville, Florida plant. The operating results of Trophy Ridge are included in the Sporting Goods segment results from the date of acquisition. The purchase price of $3.8 million was paid in cash. The estimated fair market value of the assets acquired as of the date of acquisition is as follows:

(Amounts in thousands)	Amount
Current assets	$ 1,083
Property, plant & equipment	170
Other assets	125
Patents & Trademarks	2,419
Net assets acquired	$ 3,797

In December 2007, the Company purchased substantially all of the assets of Piston Point, Inc. which distributed a unique broadhead arrow point. The piston point arrow head will be sold through the Company's Sporting Goods business. The total price of $512 thousand was paid in cash using the Company's revolving credit lines and was primarily composed of patents related to the piston point arrow head.

Note 17 — Commitments and Contingencies

The Company has obtained a letter of credit for the benefit of a certain mortgage holder. At December 26, 2009, the balance of the letter of credit was $2,734 thousand. It is to be used in the event of a default in either interest or principal payments.

The Company is involved in litigation arising in the normal course of its business. The Company does not believe that the disposition or ultimate resolution of existing claims or lawsuits will have a material adverse effect on the business or financial condition of the Company.

The Company has entered into various agreements whereby it is required to make royalty and license payments. At December 26, 2009, the Company had future estimated minimum non-cancelable royalty and license payments as follows:

In Thousands	Amount
2010	$ 350
2011	350
2012	450
2013	350
2014	375
	$ 1,875

Note 18 — Fair Values of Financial Instruments

The following methods were used to estimate the fair value of all financial instruments recognized in the accompanying balance sheets at amounts other than fair values.

Cash and Cash Equivalents and Time Deposits

Fair values of cash and cash equivalents and time deposits approximate cost due to the short period of time to maturity.

Notes Payable and Long-term Debt

As of December 26, 2009, the Company does not have debt classified as long-term. The Company believes the carrying value of short-term debt adequately reflects the fair value of these instruments.

The following table presents estimated fair values of the Company's financial instruments in accordance with FASB ASC 480 at December 26, 2009 and December 27, 2008.

In Thousands	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 3,039	$ 3,039	$ 3,617	$ 3,617
Time deposits	$ 750	$ 750	$ --	$ --
Available-for-sale securities	$ --	$ --	$ 1,209	$ 1,209
Financial liabilities				
Note payable and Short-term debt	$27,644	$27,644	$46,525	$46,525

Note 19 — Management's Plan With Respect to Current Economic Conditions

The Company operates in an industry which has been adversely affected by the current economic conditions. As a result of the external economic conditions, the Company experienced significant declines in sales revenues for fiscal year 2009 and expects sales levels for fiscal year 2010 to be similar to 2009. In response to the challenging economic environment, management began implementing a series of cost reduction measures during fiscal year 2008 which have continued into 2009 and 2010. The Company has consolidated three of its Sporting Goods production facilities into one location, reducing its personnel costs by eliminating positions and reducing certain salaries and benefits and freezing all wages and the hiring of additional personnel. The Company will continue to evaluate its product mix and pricing structure and will make adjustments as necessary to reduce or eliminate low margin products.

The Company believes that cash generated from its projected 2010 operations, the potential sale of its Reynosa facility, income tax refunds and the continued availability of borrowings from its primary lender will provide it with sufficient cash flows for its operations.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESCALADE, INCORPORATED

By:

/s/ Robert. Keller Robert J. Keller President and Chief Executive Officer	March 5, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Robert E. Griffin Robert E. Griffin	Chairman and Director	March 5, 2010
/s/ Blaine E. Matthews, Jr. Blaine E. Matthews, Jr.	Director	March 5, 2010
/s/ Edward E. Williams Edward E. Williams	Director	March 5, 2010
/s/ Richard D. White Richard D. White	Director	March 5, 2010
/s/ George Savitsky George Savitsky	Director	March 5, 2010
/s/ Richard Baalmann Richard Baalmann	Director	March 5, 2010
/s/ Patrick Griffin Patrick Griffin	Director and President Martin Yale Global	March 5, 2010
/s/ Robert J. Keller Robert J. Keller	President and Chief Executive Officer (Principal Executive Officer)	March 5, 2010
/s/ Deborah J. Meinert Deborah J. Meinert	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 5, 2010

Exhibit 10.23

Escalade, Incorporated
Schedule of Director Compensation

Each independent director of Escalade, Incorporated currently is entitled to receive an annual cash retainer of $25,000. Each member of the Audit Committee is entitled to receive an additional annual fee of $5,000 except for the Audit Committee Chairman who is entitled to receive $15,000. Each member of the Compensation Committee is entitled to receive an additional annual fee of $3,000 except for the Compensation Committee Chairman who is entitled to receive $10,000. Members of the Audit Committee and Compensation Committee receive additional fees of $1,000 per committee meeting attended in excess of six and four meetings respectively. Mr. Robert Griffin, the Chairman of the Board, is entitled to receive an annual cash retainer of $50,000. All independent directors and Mr. R. Griffin are entitled to receive an additional fee of $1,000 per board meeting attended in excess of eight meetings per year. In 2009, the independent directors and Mr. R. Griffin have all volunteered to take a 10% reduction in all fees in which they are entitled to receive. In 2009, each of the independent directors and Mr. R. Griffin received an annual stock option award of 5,000 shares with a one year vesting.

Under the terms of the Escalade, Incorporated 2007 Incentive Plan, directors can elect to receive some or all of the fees earned in shares of the Company's common stock or in the form of RSU's which vest after one year. In 2009, there were 33,195 shares issued and 54,103 RSU's issued pursuant to the plan. In 2009, directors Baalmann, Williams and White opted to receive 100% of the fees they were entitled to in the form of RSU's and stock. Director R. Griffin received a combination of cash and stock. Directors Matthews and Savitsky received their fees in cash.

Directors Keller and Patrick Griffin are full-time employees of the Company and receive no board fees in connection with their service on the Company's Board of Directors.

Exhibit 10.24

Escalade, Incorporated
Schedule of Executive Officer Compensation

Compensation for the executive officers of Escalade, Incorporated consists of a base salary, bonuses and long-term incentives in the form of stock option grants or restricted stock unit grants.

Base Salary
In general, base salaries are set at the beginning of each year based upon the Company's income level generated in the prior year, any changes in the level of responsibility and the subjective individual performance review conducted by the Company's Compensation Committee. The 2010 base salaries for the Companies executive officers are as follows:

Name	Position	Annual Base Salary
Robert Griffin (a)	Chairman of the Board	$ 50,580
Robert J. Keller (a)	President and Chief Executive Officer	$ 270,000
Deborah J. Meinert	VP Finance, CFO	$ 132,000

(a) Messrs Griffin and Keller are entitled to receive $56,200 and $300,000 respectively but have voluntarily agreed to a 10% reduction in each of these amounts.

Bonuses
Each year the Company's Compensation Committee establishes targeted bonuses for its key executives based on target performance levels for the Company. Performance targets are based on achieving pre-tax income goals in relation to invested capital which is defined as beginning shareholder equity plus average bank debt outstanding. Based on actual results achieved, a bonus pool is accrued for use in paying bonuses. There are no pre-defined methods for allocating the bonus pool to any of the key executives; allocation and payment is entirely at the discretion of the Compensation Committee and Board of Directors. Due to economic pressures on earnings, the Company paid no bonuses in 2009.

Long-Term Incentives
Under the terms of the Escalade, Incorporated 2007 Incentive Plan, executive officers of the Company are eligible to receive long term incentive compensation in various forms including stock options and restricted stock units. The Company's Compensation Committee has full discretion over the form, amount and timing of these grants which historically have been annual grants. In its determination of annul grants, the Compensation Committee considers performance of both the individual and the Company.

Additional Benefits
Executive officers are eligible to participate in the Company's 401(k) retirement plan and receive Company matching contributions in accordance with the plan terms. The Company also pays group term life insurance benefits on behalf of executive officers. The Company's Chairman of the Board participates in a salary deferral plan that earns interest on undistributed amounts at the rate of 9% per annum.

Exhibit 10.25

Escalade, Incorporated
Stock Option Award Agreement – Employee

2007 INCENTIVE PLAN
Stock Option Award Agreement

THIS STOCK OPTION AWARD AGREEMENT (this "Award Agreement") evidences the Stock Option Award (the "Award") granted by ESCALADE, INCORPORATED, an Indiana corporation (the "Company") to the Participant (as defined below) as to the number of Stock Options set forth below. This Award is made pursuant to the Escalade, Incorporated 2007 Incentive Plan (the "Plan").

Name of Participant: ____________________("Participant")

Date of Grant: ___________________________ ("Grant Date")

Number of Stock Options:________________

Type of Stock Options: ____________________

Option Price per Share: $__________________

Expiration of Stock Options: _______________

Vesting Schedule: Subject to the terms of the Plan and this Award, the Stock Options will become first exercisable as follows:

Number of Stock Options	*Vesting Date*
______________________	____________________
______________________	____________________
______________________	____________________
______________________	____________________

Vesting Conditions - Continued Employment: Except as provided in the attached Terms upon separation of service due to a Change in Control of the Company, you must be continuously employed by the Company in order for the Stock Options to vest.

Stock Options: Each Stock Option is deemed to be the equivalent of one Share of the Company's common stock. Pending vesting of the Stock Options and the exercise thereof and the issuance of the underlying Shares, you will not have any of the rights of a stockholder with respect to the Shares subject to the Stock Options. Accordingly, you will not have the right to vote such Shares or receive dividends until exercise of the Stock Options and payment for the Shares is made under this Award Agreement.

Terms and Conditions of this Award: This Award is subject to, and governed by, the provisions of the Plan and the Terms and Conditions of Stock Option Award (the "Terms") attached to this Award Agreement, all of which are incorporated herein by reference. In the event of a conflict between the provisions of the Plan and this Award or the Terms, the Plan shall control.

Defined Terms: Unless the context requires otherwise, terms used in this Award Agreement and/or in the Terms shall have the same meaning as in the Plan.

Acceptance and Agreement: This Award has been granted to the Participant in addition to, and not in lieu of, any other form of compensation otherwise payable or to be paid to the Participant. The Company and the Participant agree to the terms of this Award Agreement, to the attached Terms and to the provisions of the Plan. The Participant acknowledges receipt of a copy of the Terms and of the Plan.

IN WITNESS WHEREOF, this Award Agreement has been executed by the Company and the Participant effective as of this __ day of _________, 20__.

PARTICIPANT	**ESCALADE, INCORPORATED**
______________________________	By: ________________________

2007 INCENTIVE PLAN
Terms and Conditions of Stock Option Award

1. **Termination of Employment**

(a) **Effect on Unvested Stock Options.** In the event of the Participant's termination of employment from the Company and its Subsidiaries, the Stock Options that were not vested on the date of such termination of employment shall be immediately forfeited.

(b) **Effect on Vested Stock Options**. In the event of the Participant's termination of employment from the Company and its Subsidiaries, other than as a result of death, Disability or Change in Control of the Company, the Stock Options that were vested on the date of such termination of employment shall remain exercisable until the sooner of the expiration date or 90 days following termination of employment. In the event of the Participant's death or Disability while employed by the Company or a Subsidiary, the Stock Options that were vested on the date of such death or Disability shall remain exercisable until the sooner of the expiration date or for such period of time as allowed pursuant to the Internal Revenue Code as then in effect (but in no event longer than 12 months after the date of death or Disability). For purposes of this Agreement "Disability" shall mean that the Participant is unable to engage in substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months. The Committee may require such proof of Disability as the Committee in its sole and absolute discretion deems appropriate and the Committee's determination as to whether the Participant is disabled shall be final and binding on all parties concerned.

2. **Change in Control**

(a) **Vesting of Stock Options.** In the event of a Change in Control of the Company (or any Subsidiary for whom the Participant is performing services at the time of the Change in Control) in which the successor company does not assume or substitute for the Stock Options on substantially the same terms and conditions (which may include payment in shares of the common stock of the successor company), all of such Stock Options shall become fully vested, provided the Participant is then employed by the Company or a Subsidiary. If the successor company in a Change in Control does assume or substitute for the Stock Options credited to the Account on substantially the same terms and conditions (which may include payment in shares of the common stock of the successor company) and within 24 months thereafter the Participant's employment is terminated by the Company without Cause, all of such Stock Options shall become fully vested.

(b) **Cause.** For purposes of this Section "Cause" shall mean (i) the conviction of the Participant of, or plea of nolo contendere by the Participant to, a felony or misdemeanor involving moral turpitude; (ii) the indictment of the Participant for a felony or misdemeanor involving moral turpitude under the federal securities laws; (iii) the willful misconduct or gross negligence by the Participant resulting in material harm to the Company; (iv) the willful breach by the Participant of the Participant's duties or responsibilities; or (v) fraud, embezzlement, theft or dishonesty by the Participant against the Company or any Subsidiary, or willful violation by the Participant of a policy or procedure of the Company, resulting in any case in material harm to the Company.

3. **Exercise of Stock Options**.

(a) **Notice of Exercise**. Vested Stock Options shall be exercised by the Participant or by a Permitted Assignee thereof (or by the Participant's executors, administrators, guardian or legal representative) as to all or part of the Shares covered thereby, by giving notice of exercise to the Company or its designated agent, specifying the number of Shares to be purchased. The notice of exercise shall be in such form, made in such manner, and in compliance with such other requirements consistent with the provisions of the Plan as the Committee may prescribe from time to time.

(b) **Payment for Shares**. Full payment of the Option Price shall be made at the time of exercise and shall be made (i) in cash or cash equivalents (including certified check or bank check or wire transfer of immediately available funds), (ii) by tendering previously acquired Shares (either actually or by attestation, valued at their then Fair Market Value), (iii) with the consent of the Committee, by delivery of other consideration (including, where permitted by law and the Committee, other Awards) having a Fair Market Value on the exercise date equal to the total purchase price, (iv) with the consent of the Committee, by withholding Shares otherwise issuable in connection with the exercise of the Option, (v) through any other method specified in an Award Agreement, or (vi) any combination of any of the foregoing. The notice of exercise, accompanied by such payment, shall be delivered to the Company at its principal business office or such other office as the Committee may from time to time direct, and shall be in such form, containing such further provisions consistent with the provisions of the Plan, as the Committee may from time to time prescribe. In no event may any Option granted hereunder be exercised for a fraction of a Share. No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date of such issuance.

4. **Withholding**. The Company shall have the right to make all payments or distributions pursuant to the Plan to a Participant (or a Permitted Assignee thereof) (any such person, a "Payee") net of any applicable federal, state and local taxes required to be paid or withheld as a result of (a) the grant of any Award, (b) the exercise of an Option or Stock Appreciation Right, (c) the delivery of Shares or cash, (d) the lapse of any restrictions in connection with any Award or (e) any other event occurring pursuant to the Plan. The Company or any Subsidiary shall have the right to withhold from wages or other amounts otherwise payable to such Payee such withholding taxes as may be required by law, or to otherwise require the Payee to pay such withholding taxes. If the Payee shall fail to make such tax payments as are required, the Company or its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Payee or to take such other action as may be necessary to satisfy such withholding obligations. The Committee shall be authorized to establish procedures for election by Participants to satisfy such obligation for the payment of such taxes by tendering previously acquired Shares (either actually or by attestation, valued at their then Fair Market Value), or by directing the Company to retain Shares (up to the Participant's minimum required tax withholding rate or such other rate that will not trigger a negative accounting impact) otherwise deliverable in connection with the Award.

5. Cancellation of Award. In the event that the members of the Company's Board of Directors who are considered "independent" for purposes of the listing standards of the NASDAQ Stock Market determine in their sole discretion that the Participant, without the consent of the Company, while employed by the Company or any Subsidiary or after termination of such employment or service, establishes a relationship with a competitor of the Company or any Subsidiary or engages in activity that is in conflict with or adverse to the interest of the Company or any Subsidiary, then (A) the Stock Options shall be forfeited effective as of the date on which the Participant first engaged in such fraud or misconduct, and (B) the Participant shall within 10 days after written notice from the Company return to the Company any Shares and dividends paid by the Company to the Participant with respect to the Stock

Options and, if the Participant has previously sold all or a portion of the Shares paid to the Participant by the Company, the Participant shall pay the proceeds of such sale to the Company.

6. **Federal Income Tax Considerations**. Subject to changes in federal tax laws, rules and regulations, the expected U.S. federal income tax considerations relating to an Award of Stock Options are as follows:

(a) **Incentive Stock Options**. If the Stock Options have been designated on page 1 of the Award Agreement as Incentive Stock Options, then no taxable income is realized by the Participant upon exercise of an Incentive Stock Option granted under the Plan, and if no disposition of those Shares is made by the Participant within two years after the Grant Date or within one year after the transfer of those Shares to the Participant, then (a) upon the sale of the Shares, any amount realized in excess of the Option Price will be taxed as a long-term capital gain and any loss sustained will be taxed as a long-term capital loss, and (b) no deduction will be allowed to the Company for federal income tax purposes. Upon exercise of an Incentive Stock Option, the Participant may be subject to alternative minimum tax on certain items of tax preference. If the Shares acquired upon the exercise of an Incentive Stock Option are disposed of prior to the expiration of the two-years-from-grant/one-year-from-transfer holding period, generally (a) the Participant will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the Fair Market Value of the Shares at exercise (or, if less, the amount realized upon disposition of the Shares) over the exercise price, and (b) the Company will be entitled to deduct such amount. Any additional gain or loss realized will be taxed as short-term or long-term capital gain or loss, as the case may be, and may not be deducted by the Company. If an Incentive Stock Option is exercised at a time when it no longer qualifies as an Incentive Stock Option, the option will be treated as a Non-Qualified Stock Option. In addition, if the aggregate fair market value of Shares (determined at the Grant Date) subject to Stock Options designated as Incentive Stock Options held by the Participant that first become exercisable during any calendar year exceeds $100,000, then the portion of such Incentive Stock Options equal to such excess shall be treated as Non-Qualified Stock Options.

(b) **Non-Qualified Stock Options**. If the Stock Options have been designated on page 1 of the Award Agreement as Non-Qualified Stock Options, then no income is recognized by the Participant upon the grant of a Non-Qualified Stock Option. Upon exercise, the Participant will realize ordinary income in an amount equal to the excess of the Fair Market Value of a Share on the date of exercise over the Option Price multiplied by the number of Shares received pursuant to the exercise of such Stock Options. A subsequent sale or exchange of such Shares will result in gain or loss measured by the difference between (a) the exercise price, increased by any compensation reported upon the Participant's exercise of the Stock Options and (b) the amount realized on such sale or exchange. Any gain or loss will be capital in nature if the Shares were held as a capital asset and will be long-term if such Shares were held for more than one year. The Company is entitled to a deduction for compensation paid to the Participant at the same time and in the same amount as the Participant realizes compensation upon exercise of the Stock Options.

7. **Nontransferability.** Except as otherwise permitted under the Plan, no Stock Options shall be assignable or transferable by the Participant or by the Company (other than to successors of the Company) and no amounts payable under this Agreement, or any rights therein, shall be subject in any manner to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, levy, lien, attachment, garnishment, debt or other charge or disposition of any kind.

8. **No Rights of a Stockholder.** The Participant shall not have any of the rights of a stockholder with respect to the Shares subject to the Stock Options until such Shares have been issued.

9. **Notices.** All notices required or permitted under this Agreement shall be in writing and shall be delivered personally or by mailing by registered or certified mail, postage prepaid, to the other party. Notice by mail shall be deemed delivered at the time and on the date the same is postmarked.

Notices to the Company should be addressed to:

Escalade Incorporated
817 Maxwell Avenue
Evansville, Indiana 47711
Attention: Chief Financial Officer

Notices to the Participant should be addressed to the Participant at the Participant's address as it appears on the Company's records. The Company or the Participant may by writing to the other party, designate a different address for notices. Notices may be transmitted and received via fax, e-mail or such other electronic transmission mechanism as may be available to the parties pursuant to which receipt can be confirmed. Such notices shall be deemed delivered when received.

10. **Headings.** The headings in these Terms and Conditions are for reference purposes only and shall not affect the meaning or interpretation of these Terms and Conditions or the applicable Award Agreement.

11. **Successors and Assigns.** These Terms and Conditions and the applicable Award Agreement shall inure to the benefit of and be binding upon the heirs, legatees, distributees, executors and administrators of the Participant and the successors and assigns of the Company.

12. **Governing Law.** This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Indiana, other than its conflict of laws principles.

13. **Agreement Not a Contract.** Neither the Award Agreement (and the grant of Stock Options) nor these Terms and Conditions constitutes an employment or service contract, and nothing herein or in the Award Agreement shall be deemed to create in any way whatsoever any obligation on Participant's part to continue as an Employee, or of the Company or a Subsidiary to continue Participant's service as an Employee.

14. **Entire Agreement; Modification**. The Award Agreement, these Terms and Conditions and the provisions of the Plan constitute the entire agreement between the parties with respect to the subject matter hereof, and may not be modified except as provided in the Plan or in a written document executed by both parties.

15. **Compliance with Section 409A of the Code**.

(a) **Automatic Delay of Payment**. Notwithstanding anything to the contrary contained in these Terms and Conditions, the applicable Award Agreement and/or the Plan, if the Company determines that as of the date of payment the Participant is a "specified employee" (as such term is defined under Section 409A of the Code), any Shares (or shares of the common stock of the successor company in the event of a Change in Control) payable by reason of the Participant's termination of employment with the Company and its Subsidiaries for any reason other than death or Disability will not be paid until the date that is 6 months following the date of termination of employment (or such earlier time permitted under Section 409A of the Code without the imposition of any accelerated or additional taxes under Section 409A of the Code).

(b) **General**. The Award represented by the applicable Award Agreement to which these Terms and Conditions are attached is intended to comply and shall be administered in a manner that is intended to comply with section 409A of the Code and shall be construed and interpreted in accordance with such intent. Payment of the Award shall be made in a manner that will comply with section 409A of the Code, including regulations or other guidance issued with respect thereto, as determined by the Committee. Any provision of the Award that would cause the payment or settlement thereof to fail to satisfy section 409A of the Code shall be amended to comply with section 409A of the Code on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under section 409A of the Code.

16. **Severability.** If any provision of these Terms and Conditions, the applicable Award Agreement and/or the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part by a court of competent jurisdiction, such provision shall (i) be deemed limited to the extent that such court of competent jurisdiction deems it lawful, valid and/or enforceable and as so limited shall remain in full force and effect, and (ii) not affect any other provision of the Award or part thereof, each of which shall remain in full force and effect.

17. **Conflict with Laws**. If the issuance or transfer of the Shares covered by the Stock Options may in the opinion of the Company conflict or be inconsistent with any applicable federal or state securities laws or regulation, the Company reserves the right to refuse to issue or transfer such Shares until such conflicts or inconsistencies are resolved to the satisfaction of the Company. In the event that the Company's shares of common stock are no longer registered under the Securities Exchange Act of 1934, as amended, and the Company determines that it would be impractical to register the Shares issuable upon exercise of the Stock Options and/or to satisfy the terms of potentially applicable exemptions from registration under federal or state securities laws, the Committee may in its sole discretion issue a Substitute Award (including but not limited to cash) having value reasonably believed by the Committee to be approximately equal in value to such Stock Options, and such issuance of a Substitute Award shall result in the replacement and cancellation of the Stock Options. The Participant hereby agrees to accept such Substitute Award in exchange for the Stock Options.

18. **Defined Terms.** Unless the context requires otherwise, terms used in these Terms and Conditions and/or in the Award Agreement shall have the same meaning as in the Plan.

Exhibit 10.26

Escalade, Incorporated
Stock Option Award Agreement – Directors

ESCALADE, INCORPORATED 2007 INCENTIVE PLAN
Stock Option Award Agreement

THIS STOCK OPTION AWARD AGREEMENT (this "Award Agreement") evidences the Stock Option Award (the "Award") granted by ESCALADE, INCORPORATED, an Indiana corporation (the "Company") to the Director (as defined below) as to the number of Stock Options set forth below. This Award is made pursuant to the Escalade, Incorporated 2007 Incentive Plan (the "Plan").

Name of Director: ______________________ ("Director")

Date of Grant: __________________________ ("Grant Date")

Number of Stock Options: _________________

Type of Stock Options: ____________________

Option Price per Share[1]: __________________

Expiration of Stock Options: _______________

Vesting Schedule: Subject to the terms of the Plan and this Award, the Stock Options will become first exercisable as follows:

Number of Stock Options	*Vesting Date*
____________________	__________________
____________________	__________________
____________________	__________________
____________________	__________________

Vesting Conditions: Except as provided in the Plan or in the attached Terms, the Stock Options granted to you shall vest in accordance with the Vesting Schedule set forth above provided that you are serving as a Director of the Company on the applicable vesting date.

Stock Options: Each Stock Option is deemed to be the equivalent of one Share of the Company's common stock. Pending vesting of the Stock Options and the exercise thereof and the issuance of the underlying Shares, you will not have any of the rights of a stockholder with respect to the Shares subject to the Stock Options. Accordingly, you will not have the right to vote such Shares or receive dividends until exercise of the Stock Options and payment for the Shares is made under this Award Agreement.

[1] Option price must be at least equal to 100% of the Fair Market Value of the Shares on the Grant Date (as defined in the Plan).

Terms and Conditions of this Award: This Award is subject to, and governed by, the provisions of the Plan and the Terms and Conditions of Stock Option Award (the "Terms") attached to this Award Agreement, all of which are incorporated herein by reference. In the event of a conflict between the provisions of the Plan and this Award or the Terms, the Plan shall control.

Defined Terms: Unless the context requires otherwise, terms used in this Award Agreement and/or in the Terms shall have the same meaning as in the Plan.

Acceptance and Agreement: This Award has been granted to the Director in addition to, and not in lieu of, any other form of compensation otherwise payable or to be paid to the Director. The Company and the Director agree to the terms of this Award Agreement, to the attached Terms and to the provisions of the Plan. The Director acknowledges receipt of a copy of the Terms and of the Plan.

IN WITNESS WHEREOF, this Award Agreement has been executed by the Company and the Director effective as of this __ day of _________, 20__.

DIRECTOR	**ESCALADE, INCORPORATED**
______________________________	By: ______________________________
Name:	

ESCALADE, INCORPORATED 2007 INCENTIVE PLAN
Terms and Conditions of Stock Option Award

1. **Termination of Service as a Director**

(a) **Effect on Unvested Stock Options.** In the event of the Director's termination of service as a director of the Company, other than as a result of Retirement, death or Disability, the Stock Options that were not vested on the date of such termination of employment shall be immediately forfeited. In the event of the Director's Retirement, death or Disability, any Stock Options not yet vested shall continue to vest over the twelve months following such Retirement, death or Disability. For purposes of this Agreement, "Retirement" shall mean completion of service on the Company's Board of Directors, and "Disability" shall mean that the Director is unable to serve as a director by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months. The Board may require such proof of Disability as the Board in its sole and absolute discretion deems appropriate and the Board's determination as to whether the Director is disabled shall be final and binding on all parties concerned.

(b) **Effect on Vested Stock Options**. In the event of the Director's termination of service as a director of the Company, including as a result of Retirement, death or Disability, the Stock Options that were vested on the date of such termination of service shall remain exercisable until the sooner of the expiration date or twelve months thereafter. Any Stock Options that vest pursuant to Section 1(a) above following Retirement, death or Disability, may be exercised following vesting until the sooner of the expiration date or twelve months following the date of the Director's Retirement, death or Disability.

2. **Change in Control**

(a) **Vesting of Stock Options.** In the event of a Change in Control of the Company in which the successor company does not assume or substitute for the Stock Options on substantially the same terms and conditions (which may include payment in shares of the common stock of the successor company), all of such Stock Options shall become fully vested, provided the Director is then serving as a director of the Company. If the successor company in a Change in Control does assume or substitute for the Stock Options on substantially the same terms and conditions (which may include payment in shares of the common stock of the successor company) and within 24 months thereafter the Director's service as a director of the Company or the successor company is terminated without Cause by the Company or the successor company, all of such Stock Options shall become fully vested.

(b) **Cause.** For purposes of this Section "Cause" shall mean (i) the conviction of the Director of, or plea of nolo contendere by the Director to, a felony or misdemeanor involving moral turpitude; (ii) the indictment of the Director for a felony or misdemeanor involving moral turpitude under the federal securities laws; (iii) the willful misconduct or gross negligence by the Director resulting in material harm to the Company; (iv) the willful breach by the Director of the Director's duties or responsibilities as a director; or (v) fraud, embezzlement, theft or dishonesty by the Director against the Company or any Subsidiary, or willful violation by the Director of a policy or procedure of the Company, resulting in any case in material harm to the Company.

3. **Exercise of Stock Options**.

(a) **Notice of Exercise**. Vested Stock Options shall be exercised by the Director or by a Permitted Assignee thereof (or by the Director's executors, administrators, guardian or legal representative) as to all or part of the Shares covered thereby, by giving notice of exercise to the

Company or its designated agent, specifying the number of Shares to be purchased. The notice of exercise shall be in such form, made in such manner, and in compliance with such other requirements consistent with the provisions of the Plan as the Committee may prescribe from time to time.

(b) **Payment for Shares**. Full payment of the Option Price shall be made at the time of exercise and shall be made (i) in cash or cash equivalents (including certified check or bank check or wire transfer of immediately available funds), (ii) by tendering previously acquired Shares (either actually or by attestation, valued at their then Fair Market Value), (iii) with the consent of the Committee, by delivery of other consideration (including, where permitted by law and the Committee, other Awards) having a Fair Market Value on the exercise date equal to the total purchase price, (iv) with the consent of the Committee, by withholding Shares otherwise issuable in connection with the exercise of the Option, (v) through any other method specified in an Award Agreement, or (vi) any combination of any of the foregoing. The notice of exercise, accompanied by such payment, shall be delivered to the Company at its principal business office or such other office as the Committee may from time to time direct, and shall be in such form, containing such further provisions consistent with the provisions of the Plan, as the Committee may from time to time prescribe. In no event may any Option granted hereunder be exercised for a fraction of a Share. No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date of such issuance.

4. **Withholding**. The Company shall have the right to make all payments or distributions pursuant to the Plan to a Director (or a Permitted Assignee thereof) (any such person, a "Payee") net of any applicable federal, state and local taxes required to be paid or withheld as a result of (a) the grant of any Award, (b) the exercise of an Option or Stock Appreciation Right, (c) the delivery of Shares or cash, (d) the lapse of any restrictions in connection with any Award or (e) any other event occurring pursuant to the Plan. The Company or any Subsidiary shall have the right to withhold from wages or other amounts otherwise payable to such Payee such withholding taxes as may be required by law, or to otherwise require the Payee to pay such withholding taxes. If the Payee shall fail to make such tax payments as are required, the Company or its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Payee or to take such other action as may be necessary to satisfy such withholding obligations. The Committee shall be authorized to establish procedures for election by Directors to satisfy such obligation for the payment of such taxes by tendering previously acquired Shares (either actually or by attestation, valued at their then Fair Market Value), or by directing the Company to retain Shares (up to the Director's minimum required tax withholding rate or such other rate that will not trigger a negative accounting impact) otherwise deliverable in connection with the Award.

5. **Cancellation of Award.** In the event that the members of the Company's Board of Directors who are considered "independent" for purposes of the listing standards of the NASDAQ Stock Market determine in their sole discretion that the Director, without the consent of the Company, while serving as a director of the Company or after termination of such service, establishes a relationship with a competitor of the Company or any Subsidiary or engages in activity that is in conflict with or adverse to the interest of the Company or any Subsidiary, then (A) the Stock Options shall be forfeited effective as of the date on which the Director first engaged in such fraud or misconduct, and (B) the Director shall within 10 days after written notice from the Company return to the Company any Shares and dividends paid by the Company to the Director with respect to the Stock Options and, if the Director has previously sold all or a portion of the Shares paid to the Director by the Company, the Director shall pay the proceeds of such sale to the Company.

6. **Federal Income Tax Considerations**. Subject to changes in federal tax laws, rules and regulations, the expected U.S. federal income tax considerations relating to an Award of Stock Options are as follows:

(a) **Incentive Stock Options**. If the Stock Options have been designated on page 1 of the Award Agreement as Incentive Stock Options, then no taxable income is realized by the Director upon exercise of an Incentive Stock Option granted under the Plan, and if no disposition of those Shares is made by the Director within two years after the Grant Date or within one year after the transfer of those Shares to the Director, then (a) upon the sale of the Shares, any amount realized in excess of the Option Price will be taxed as a long-term capital gain and any loss sustained will be taxed as a long-term capital loss, and (b) no deduction will be allowed to the Company for federal income tax purposes. Upon exercise of an Incentive Stock Option, the Director may be subject to alternative minimum tax on certain items of tax preference. If the Shares acquired upon the exercise of an Incentive Stock Option are disposed of prior to the expiration of the two-years-from-grant/one-year-from-transfer holding period, generally (a) the Director will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the Fair Market Value of the Shares at exercise (or, if less, the amount realized upon disposition of the Shares) over the exercise price, and (b) the Company will be entitled to deduct such amount. Any additional gain or loss realized will be taxed as short-term or long-term capital gain or loss, as the case may be, and may not be deducted by the Company. If an Incentive Stock Option is exercised at a time when it no longer qualifies as an Incentive Stock Option, the option will be treated as a Non-Qualified Stock Option. In addition, if the aggregate fair market value of Shares (determined at the Grant Date) subject to Stock Options designated as Incentive Stock Options held by the Director that first become exercisable during any calendar year exceeds $100,000, then the portion of such Incentive Stock Options equal to such excess shall be treated as Non-Qualified Stock Options.

(b) **Non-Qualified Stock Options**. If the Stock Options have been designated on page 1 of the Award Agreement as Non-Qualified Stock Options, then no income is recognized by the Director upon the grant of a Non-Qualified Stock Option. Upon exercise, the Director will realize ordinary income in an amount equal to the excess of the Fair Market Value of a Share on the date of exercise over the Option Price multiplied by the number of Shares received pursuant to the exercise of such Stock Options. A subsequent sale or exchange of such Shares will result in gain or loss measured by the difference between (a) the exercise price, increased by any compensation reported upon the Director's exercise of the Stock Options and (b) the amount realized on such sale or exchange. Any gain or loss will be capital in nature if the Shares were held as a capital asset and will be long-term if such Shares were held for more than one year. The Company is entitled to a deduction for compensation paid to the Director at the same time and in the same amount as the Director realizes compensation upon exercise of the Stock Options.

7. **Nontransferability.** Except as otherwise permitted under the Plan, no Stock Options shall be assignable or transferable by the Director or by the Company (other than to successors of the Company) and no amounts payable under this Agreement, or any rights therein, shall be subject in any manner to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, levy, lien, attachment, garnishment, debt or other charge or disposition of any kind.

8. **No Rights of a Stockholder.** The Director shall not have any of the rights of a stockholder with respect to the Shares subject to the Stock Options until such Shares have been issued.

9. **Notices.** All notices required or permitted under this Agreement shall be in writing and shall be delivered personally or by mailing by registered or certified mail, postage prepaid, to the other party. Notice by mail shall be deemed delivered at the time and on the date the same is postmarked.

Notices to the Company should be addressed to:

Escalade Incorporated
817 Maxwell Avenue
Evansville, Indiana 47711
Attention: Chief Financial Officer

Notices to the Director should be addressed to the Director at the Director's address as it appears on the Company's records. The Company or the Director may by writing to the other party, designate a different address for notices. Notices may be transmitted and received via fax, e-mail or such other electronic transmission mechanism as may be available to the parties pursuant to which receipt can be confirmed. Such notices shall be deemed delivered when received.

10. Headings. The headings in these Terms and Conditions are for reference purposes only and shall not affect the meaning or interpretation of these Terms and Conditions or the applicable Award Agreement.

11. Successors and Assigns. These Terms and Conditions and the applicable Award Agreement shall inure to the benefit of and be binding upon the heirs, legatees, distributees, executors and administrators of the Director and the successors and assigns of the Company.

12. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Indiana, other than its conflict of laws principles.

13. Agreement Not a Contract. Neither the Award Agreement (and the grant of Stock Options) nor these Terms and Conditions constitutes an employment or service contract, and nothing herein or in the Award Agreement shall be deemed to create in any way whatsoever any obligation on Director's part to continue as a director, or of the Company or a Subsidiary to continue Director's service as a director.

14. Entire Agreement; Modification. The Award Agreement, these Terms and Conditions and the provisions of the Plan constitute the entire agreement between the parties with respect to the subject matter hereof, and may not be modified except as provided in the Plan or in a written document executed by both parties.

15. Compliance with Section 409A of the Code.

(a) **Automatic Delay of Payment**. Notwithstanding anything to the contrary contained in these Terms and Conditions, the applicable Award Agreement and/or the Plan, if the Company determines that as of the date of payment the Director is a "specified employee" (as such term is defined under Section 409A of the Code), any Shares (or shares of the common stock of the successor company in the event of a Change in Control) payable by reason of the Director's termination of employment with the Company and its Subsidiaries for any reason other than death or Disability will not be paid until the date that is 6 months following the date of termination of employment (or such earlier time permitted under Section 409A of the Code without the imposition of any accelerated or additional taxes under Section 409A of the Code).

(b) **General**. The Award represented by the applicable Award Agreement to which these Terms and Conditions are attached is intended to comply and shall be administered in a manner that is intended to comply with section 409A of the Code and shall be construed and interpreted in accordance with such intent. Payment of the Award shall be made in a manner that will comply with section 409A of the Code, including regulations or other guidance issued with respect thereto, as determined by the Committee. Any provision of the Award that would cause the payment or settlement thereof to fail to satisfy section 409A of the Code shall be amended to comply with section 409A of the Code on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under section 409A of the Code.

16. **Severability.** If any provision of these Terms and Conditions, the applicable Award Agreement and/or the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part by a court of competent jurisdiction, such provision shall (i) be deemed limited to the extent that such court of competent jurisdiction deems it lawful, valid and/or enforceable and as so limited shall remain in full force and effect, and (ii) not affect any other provision of the Award or part thereof, each of which shall remain in full force and effect.

17. **Conflict with Laws**. If the issuance or transfer of the Shares covered by the Stock Options may in the opinion of the Company conflict or be inconsistent with any applicable federal or state securities laws or regulation, the Company reserves the right to refuse to issue or transfer such Shares until such conflicts or inconsistencies are resolved to the satisfaction of the Company. In the event that the Company's shares of common stock are no longer registered under the Securities Exchange Act of 1934, as amended, and the Company determines that it would be impractical to register the Shares issuable upon exercise of the Stock Options and/or to satisfy the terms of potentially applicable exemptions from registration under federal or state securities laws, the Committee may in its sole discretion issue a Substitute Award (including but not limited to cash) having value reasonably believed by the Committee to be approximately equal in value to such Stock Options, and such issuance of a Substitute Award shall result in the replacement and cancellation of the Stock Options. The Director hereby agrees to accept such Substitute Award in exchange for the Stock Options.

18. **Defined Terms.** Unless the context requires otherwise, terms used in these Terms and Conditions and/or in the Award Agreement shall have the same meaning as in the Plan.

Exhibit 21

ESCALADE, INCORPORATED AND SUBSIDIARIES

List of Subsidiaries at December 26, 2009

	State of or Other Jurisdiction of Incorporation	Percent of Voting Securities Owned by Parent
Parent		
Escalade, Incorporated	Indiana, USA	
Subsidiaries (1)		
Indian Industries, Inc.	Indiana, USA	100%
U.S. Weight, Inc.	Illinois, USA	100%
Harvard Sports, Inc.	California, USA	100%
Harvard California, S. DE R.L. C.V.	B.C. Mexico	100%
Bear Archery, Inc.	Florida, USA	100%
Escalade Sports Playground, Inc.	North Carolina, USA	100%
Escalade Sports (Shanghai) Co., Ltd.	China	100%
Martin Yale Industries, Inc.	Indiana, USA	100%
Schleicher & Co. America	North Carolina, USA	100%
Olympia Business Systems	Delaware, USA	100%
Martin Yale International, GmbH	Germany	100%
Martin Yale International Ltd	England	100%
Martin Yale Iberica, S.L.	Spain	100%
Martin Yale Africa Quality Office and Graphics Products Ltd	South Africa	100%
Martin Yale Nordic AB	Sweden	100%
Martin Yale Italia, S.R.L.	Italy	100%
Martin Yale International Trading (Beijing) Limited	China	100%
EIM Company, Inc.	Nevada, USA	100%
SOP Services, Inc.	Nevada, USA	100%
Escalade Insurance, Inc.	Nevada, USA	100%

(1) Each subsidiary Company so designated has been included in Consolidated Financial Statements for all periods following its acquisition. See Notes to Consolidated Financial Statements.

Exhibit 23.1

Independent Registered Public Accounting Firm Consent

We consent to the incorporation by reference in the registration statement of Escalade, Incorporated (Company) on Form S-8 (File Nos. 33-16279, 333-52475, 333-52477, 333-142756 and 333-142757) of our report dated March 5, 2010, on our audits of the consolidated financial statements of the Company as of December 26, 2009 and December 27, 2008, and for each of the three years in the period ended December 26, 2009, which report is included in this Annual Report on Form 10-K.

/s/ BKD, LLP

BKD, LLP
Evansville, Indiana
March 5, 2010

Exhibit 23.2

Independent Registered Public Accounting Firm Consent

We consent to the incorporation by reference in the registration statement of Escalade, Incorporated on Form S-8 (File Nos. 33-16279, 333-52475, 333-52477, 333-142756 and 333-142757) of our report dated March 5, 2010, on our audit of the financial statements of Martin Yale International GmbH as of December 31, 2009 and December 31, 2008 and and for each of the three years in the period ended December 31, 2009, which report is included in this Annual Report on Form 10-K.

/s/ FALK GmbH & Co KG
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Heidelberg/Germany,
March 5, 2010

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Robert J. Keller, certify that:

1. I have reviewed this annual report on Form 10-K of Escalade, Incorporated;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15-15(f)) for the registrant and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 5, 2010

/s/ Robert J. Keller
Robert J. Keller
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Deborah J. Meinert, certify that:

1. I have reviewed this annual report on Form 10-K of Escalade, Incorporated;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15-15(f)) for the registrant and we have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 5, 2010

/s/ Deborah J. Meinert
Deborah J. Meinert
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Escalade, Incorporated (the "Company") on Form 10-K for the period ending December 26, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert J. Keller, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15 (d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Robert J. Keller

Robert J. Keller
Chief Executive Officer
March 5, 2010

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Escalade, Incorporated (the "Company") on Form 10-K for the period ending December 26, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Deborah J. Meinert, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15 (d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Deborah J. Meinert

Chief Financial Officer
March 5, 2010

Senior Officers

Robert E. Griffin
Chairman of the Board

Robert J. Keller
President and Chief Executive Officer

Deborah J. Meinert
Chief Financial Officer
Corporate Secretary

Directors

Robert E. Griffin
Chairman of the Board

Edward E. (Ned) Williams
President of Ballast Tools, Inc.
Audit Committee

George Savitsky
President of Savitsky, Satin & Bacon
Compensation Committee
Audit Committee, Chairman

Blaine E. Matthews, Jr.
Director & Corporate Secretary of Matthews 1812 House, Inc.
Audit Committee

Richard D. White
Managing Director at Oppenheimer & Co. Inc.
Compensation Committee, Chairman

Richard F. Baalmann, Jr.
President of Bramm, Inc.
Compensation Committee

Patrick J. Griffin
President Martin Yale Group
Director

Subsidiaries

Indian Industries, Inc.
d/b/a Escalade Sports
Harvard Sports, Inc.
US Weight, Inc.
Bear Archery, Inc.
Escalade Sports Playground, Inc.
Harvard California, S.DE R.L. DE C.V.

817 Maxwell Avenue
Evansville, IN 47711
Robert Keller, President

Martin Yale Industries, Inc.
251 Wedcor Ave
Wabash, IN 46992
Patrick Griffin, President

Martin Yale International, GmbH
Martin Yale International, SRL
Martin Yale International, Ltd.
Martin Yale Iberica, S.L.
Martin Yale Africa Quality Office and Graphics Products Ltd
Martin Yale Nordic AB
Martin Yale Italia, SRL
Martin Yale International Trading (Beijing) Limited

Bergheimer Strasse 6-12
88677 Markdorf, Germany
Otto Schwarz, President

Escalade Insurance, Inc.
Carson City, NV 89701

EIM Company, Inc.
SOP Services, Inc.
Las Vegas, NV 89119

Affiliates

Escalade International, Ltd.
(50% ownership)
Swansea, England

Sweden Table Tennis, AB Ltd.
(50% ownership)
Eskilstuna, Sweden

Investor Data

For investor information or data, please contact:

Escalade, Incorporated
817 Maxwell Avenue
Evansville, IN 47711
Tel: 812-467-4449
Web site: www.escaladeinc.com

The Company's annual shareholders meeting will be held at 7:30 am (Central Daylight Savings Time) on April 30, 2010 at:

Escalade Sports
817 Maxwell Avenue
Evansville, IN 47711

Independent Accountants:

BKD, LLP, Evansville, Indiana

Information about stock certificates, changing an address, consolidating accounts, transferring ownership or other stock matters can be obtained from:

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
Tel: 800-937-5449
Web site: www.amstock.com

ESCALADE, INCORPORATED
817 MAXWELL AVENUE
EVANSVILLE, INDIANA 47711
812-467-4449